SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Part 4 of 5

Capital & assets

C1 - Capital performance

(a)  Capital generation and utilisation

	2013 £m	Restated 2012 £m
Group operating capital generated after investment in new business	1,967	1,982
Interest, corporate and other costs	(621)	(677)
External dividends and appropriations, net of shares issued in lieu of dividends	(537)	(723)
Net operating capital generation after financing	809	582

(b)  Capital required to write life new business, internal rate of return and payback period
The Group generates a significant amount of capital each year which supports both shareholder distribution and reinvestment in new business. The new business written requires up front capital investment, due to set-up costs and capital requirements.
      The internal rate of return (IRR) is a measure of the shareholder return expected on this capital investment. It is equivalent to the discount rate at which the present value of the post-tax cash flows expected to be earned over the life time of the business written, including allowance for the time value of options and guarantees, is equal to the total invested capital to support the writing of the business. The capital included in the calculation of the IRR is the initial capital required to pay acquisition costs and set up statutory reserves in excess of premiums received ('initial capital'), plus required capital at the same level as for the calculation of the value of new business.
      The payback period shows how quickly shareholders can expect the total capital to be repaid. The payback period has been calculated based on undiscounted cash flows and allows for the initial and required capital.
      The projected investment returns in both the IRR and payback period calculations assume that equities, properties and bonds earn a return in excess of risk-free, consistent with the long-term rate of return assumed in operating earnings.
      The internal rates of return on new business written during the period are set out below:

			2013			2012
	Internal rate of return1%	New business impact on free surplus2 £m	Payback period years3	Internal rate of return %	New business impact on free surplus £m	Payback period years
United Kingdom	21%	(47)	6	18%	6	6
Ireland	5%	30	13	2%	31	25
United Kingdom & Ireland	18%	(17)	7	16%	37	8
France	11%	148	9	11%	125	8
Poland	22%	25	4	20%	25	4
Italy	14%	46	6	12%	41	6
Spain	17%	33	4	21%	35	4
Other Europe	32%	20	3	22%	42	3
Europe	15%	272	7	15%	268	6
Asia	16%	66	10	11%	84	11
Total - excluding United States	15.9%	321	7	14.9%	389	8
Total - United States	-	-	-	17%	319	4
Total	15.9%	321	7	15.5%	708	7

1 Gross of non-controlling interests
2 Net of non-controlling interests
3 Gross of non-controlling interests

C1 - Capital performance continued

(c)  Analysis of return of equity - IFRS basis

	Operating return1
2013	Before tax £m	After tax £m	Opening shareholders' funds including non-controlling interests £m	Return on equity %
United Kingdom & Ireland life	952	904	5,646	16.0%
United Kingdom & Ireland general insurance and health2	410	319	4,008	8.0%
Europe	963	636	5,860	10.9%
Canada	246	180	1,039	17.4%
Asia	97	84	825	10.1%
Fund management	93	72	225	32.1%
Corporate and Other Business3	(384)	(428)	(1,471)	n/a
Return on total capital employed (excluding United States)	2,377	1,767	16,132	11.0%
United States	290	207	367	56.5%
Return on total capital employed (including United States)	2,667	1,974	16,499	12.0%
Subordinated debt	(305)	(234)	(4,337)	5.4%
External debt	(23)	(18)	(802)	2.2%
Return on total equity	2,339	1,722	11,360	15.2%
Less: Non-controlling interests		(174)	(1,574)	11.1%
Direct capital instruments and fixed rate tier 1 notes		(70)	(1,382)	5.1%
Preference capital		(17)	(200)	8.5%
Return on equity shareholders' funds		1,461	8,204	17.8%

1    The operating return is based upon Group adjusted operating profit, which is stated before integration and restructuring costs, impairment of goodwill, amortisation of intangibles, exceptional items and investment variances.

2    The operating return  for United Kingdom & Ireland general insurance and health is presented net of £79 million of investment return, which is allocated to Corporate and Other Business. The £79 million represents the return on capital supporting Pillar II ICA risks deemed not to be supporting the ongoing general insurance operation.

3    The 'Corporate and Other Business' loss before tax of £384 million comprises corporate costs of £150 million, interest on internal lending arrangements of £231 million, other business operating loss (net of investment return) of
       £60 million, partly offset by finance income on the main UK pension scheme of £57 million.

	Operating return1
2012	Restated before tax £m	Restated after tax £m	Opening shareholders' funds including non-controlling interests £m	Restated return on equity %
United Kingdom & Ireland life	892	869	5,478	15.9%
United Kingdom & Ireland general insurance and health	490	370	3,903	9.5%
Europe	967	671	5,420	12.4%
Canada	277	205	1,034	19.8%
Asia	64	56	916	6.1%
Fund management	51	36	185	19.5%
Corporate and Other Business2	(498)	(541)	(234)	n/a
Return on total capital employed (excluding Delta Lloyd and United States)	2,243	1,666	16,702	10.0%
Delta Lloyd	112	84	776	10.8%
United States	239	161	3,140	5.1%
Return on total capital employed (including Delta Lloyd and United States)	2,594	1,911	20,618	9.3%
Subordinated debt	(294)	(222)	(4,550)	4.9%
External debt	(23)	(17)	(705)	2.4%
Return on total equity	2,277	1,672	15,363	10.9%
Less: Non-controlling interest		(184)	(1,530)	12.0%
Direct capital instruments and fixed rate tier 1 notes		(55)	(990)	5.6%
Preference capital		(17)	(200)	8.5%
Return on equity shareholders' funds		1,416	12,643	11.2%

1    The operating return is based upon Group adjusted operating profit, which is stated before integration and restructuring costs, impairment of goodwill, amortisation of intangibles, exceptional items and investment variances.

2    The 'Corporate and Other Business' loss before tax of £498 million comprises corporate costs of £136 million, interest on internal lending arrangements of £307 million, other business operating loss (net of investment return) of
       £142 million offset by finance income on the main UK pension scheme of £87 million.

C1 - Capital performance continued

(d)  Group capital structure
The table below shows how our capital, on both an IFRS and MCEV basis, is deployed by market and how that capital is funded.

	2013 Capital employed			2012 Capital employed
	IFRS basis £m	Internally generated AVIF £m	MCEV6 basis £m	IFRS basis £m	Internally generated AVIF £m	MCEV4 basis £m
Life business
United Kingdom	5,237	2,140	7,377	4,911	1,595	6,506
Ireland	595	71	666	735	361	1,096
United Kingdom & Ireland	5,832	2,211	8,043	5,646	1,956	7,602
France	2,366	1,587	3,953	2,119	1,329	3,448
Poland	380	1,075	1,455	336	1,442	1,778
Italy	1,108	428	1,536	1,276	(317)	959
Spain	769	218	987	1,113	340	1,453
Other Europe	93	84	177	155	79	234
Europe	4,716	3,392	8,108	4,999	2,873	7,872
Asia	676	226	902	784	28	812
	11,224	5,829	17,053	11,429	4,857	16,286
General insurance & health
United Kingdom	3,725	-	3,725	3,653	-	3,653
Ireland	421	-	421	355	-	355
United Kingdom & Ireland	4,146	-	4,146	4,008	-	4,008
France	570	-	570	562	-	562
Italy	269	-	269	242	-	242
Other Europe	43	-	43	57	-	57
Europe	882	-	882	861	-	861
Canada	925	-	925	1,039	-	1,039
Asia	33	-	33	41	-	41
	5,986	-	5,986	5,949	-	5,949
Fund Management	237	-	237	225	-	225
Corporate & Other Business1	(1,305)	11	(1,294)	(1,471)	13	(1,458)
Total capital employed (excluding United States)	16,142	5,840	21,982	16,132	4,870	21,002
United States	-	-	-	367	-	367
Total capital employed (including United States)	16,142	5,840	21,982	16,499	4,870	21,369
Financed by
Equity shareholders' funds	7,964	5,145	13,109	8,204	4,230	12,434
Non-controlling interests	1,471	695	2,166	1,574	640	2,214
Direct capital instruments & fixed rate tier 1 notes	1,382	-	1,382	1,382	-	1,382
Preference shares	200	-	200	200	-	200
Subordinated debt	4,370	-	4,370	4,337	-	4,337
External debt	755	-	755	802	-	802
Total capital employed	16,142	5,840	21,982	16,499	4,870	21,369
Less: Goodwill & other intangibles (net of tax & non-controlling interests)2	(2,204)		(2,088)	(2,523)		(2,429)
Total tangible capital employed	13,938		19,894	13,976		18,940
Total debt3	6,957		6,957	6,971		6,971
Tangible debt leverage	50%		35%	50%		37%

1.   Corporate and other business includes centrally held tangible net assets, the main UK staff pension scheme surplus and also reflects internal lending arrangements. These internal lending arrangements, which net out on consolidation include the formal loan arrangement between Aviva Group Holdings Limited and Aviva Insurance Limited (AIL). Internal capital management mechanisms in place allocated a majority of the total capital of AIL to the UK general insurance operations with the remaining capital deemed to be supporting residual (non-operational) Pillar II ICA risks.

      -.Certain subsidiaries, subject to satisfying standalone capital and liquidity requirements, loan funds to corporate and holding entities. These loans satisfy arm's-length criteria and all interest payments are made when due.

2.   Goodwill and intangibles comprise £1,480 million (FY12: £1,703 million) of goodwill in subsidiaries, £1,068 million (FY12: £1,090 million) of intangibles in subsidiaries and £60 million (FY12: £132 million) of goodwill and intangibles in joint ventures, net of deferred tax liabilities of £(189) million (FY12: £(188) million) and the non-controlling interest share of intangibles of £(215) million (FY12: £(214) million). Under MCEV goodwill and intangibles have been further impaired by £116 million (FY12: £94 million) which has been reflected in the additional value of in-force long-term business in the MCEV balance sheet.

3.   Total debt comprises direct capital instruments and fixed rate tier 1 notes, Aviva Plc preference share capital and core structural borrowings.  In addition GA plc preference share capital £250 million within non-controlling interests has been included.

4.   In preparing the MCEV information, the directors have done so in accordance with the European Insurance CFO Forum MCEV Principles with the exception of stating held for sale operation at their expected fair value, as represented by expected sale proceeds, less cost to sell.

Total capital employed is financed by a combination of equity shareholders' funds, preference capital, subordinated debt and borrowings. At FY13 we had £16.1 billion (FY12: £16.5 billion) of total capital employed in our trading operations measured on an IFRS basis and £22 billion (FY12: £21.4 billion) of total capital employed on an MCEV basis.
      In July 2013 we issued €650 million of Lower Tier 2 subordinated debt callable in 2023. This was used to repay a €650 million Lower Tier 2 subordinated debt instrument at its first call date, in October 2013. On a net basis, these transactions did not impact on Group IGD solvency and Economic Capital measures. Financial leverage, the ratio of external senior and subordinated debt to tangible capital employed, is 50% (FY12: 50%), and financial leverage under MCEV is 35% (FY12: 37%).
      At FY13 the market value of our external debt, subordinated debt, preference shares (including both Aviva plc preference shares of £200 million and General Accident plc preference shares, within non-controlling interest, of £250 million), and direct capital instruments and fixed rate tier 1 notes was £7,573 million (FY12: £7,260 million), with a weighted average cost, post tax, of 3.8% (FY12: 4.4%). The Group Weighted Average Cost of Capital (WACC) is 6.6% (FY12: 6.3%) and has been calculated by reference to the cost of equity and the cost of debt at the relevant date. The cost of equity at FY13 was 8.3% (FY12: 7.5%) based on a risk free rate of 3% (FY12: 1.9%), an equity risk premium of 4.0% (FY12: 4.0%) and a market beta of 1.3 (FY12: 1.4).

C1 - Capital performance continued

(e)  Equity sensitivity analysis
The sensitivity of the group's total equity, for continuing operations, on an IFRS basis and MCEV basis at 31 December 2013 to a 10% fall in global equity markets, a rise of 1% in global interest rates or a 0.5% increase in credit spreads is as follows:

31 December 2012 £bn	IFRS basis	31 December 2013 £bn	Equities down 10% £bn	Interest rates up 1% £bn	0.5% increased credit spread £bn
11.5	Long-term savings	11.2	(0.1)	(0.4)	(0.2)
4.6	General insurance and other	4.9	(0.1)	(0.4)	0.5
(5.1)	Borrowings	(5.1)	-	-	-
11.0	Total equity	11.0	(0.2)	(0.8)	0.3

			Equities down 10%
31 December 2012 £bn	MCEV basis	31 December 2013 £bn	Direct £bn	Indirect £bn	Interest rates up 1% £bn	0.5% increased credit spread £bn
16.3	Long-term savings	17.1	(0.1)	(0.4)	(0.4)	(0.9)
4.6	General insurance and other	4.9	(0.1)	-	(0.4)	0.5
(5.1)	Borrowings	(5.1)	-	-	-	-
15.8	Total equity	16.9	(0.2)	(0.4)	(0.8)	(0.4)

These sensitivities assume a full tax charge/credit on market value assumptions. The interest rate sensitivity also assumes an equivalent movement in both inflation and discount rate (i.e. no change to real interest rates) and therefore incorporates the offsetting effects of these items on the pension scheme liabilities. A 1% increase in the real interest rate has the effect of reducing the pension scheme liability in the main UK pension scheme by £1.6 billion (before any associated tax impact).
      The 0.5% increased credit spread sensitivities for IFRS and MCEV do not make an allowance for any adjustment to risk-free interest rates. MCEV sensitivities assume that the credit spread movement relates to credit risk and not liquidity risk; in practice, credit spread movements may be partially offset due to changes in liquidity risk. Life IFRS sensitivities provide for any impact of credit spread movements on liability valuations. The IFRS and MCEV sensitivities also include the allocation of staff pension scheme sensitivities, which assume inflation rates and government bond yields remain constant. In practice, the sensitivity of the business to changes in credit spreads is subject to a number of complex interactions. The impact of the credit spread movements will be related to individual portfolio composition and may be driven by changes in credit or liquidity risk; hence, the actual impact may differ substantially from applying spread movements implied by various published credit spread indices to these sensitivities.

C2 - Regulatory capital

Individual regulated subsidiaries measure and report solvency based on applicable local regulations, including in the UK the regulations established by the Prudential Regulatory Authority (PRA). These measures are also consolidated under the European Insurance Groups Directive (IGD) to calculate regulatory capital adequacy at an aggregate Group level, where Aviva has a regulatory obligation to have a positive position at all times. This measure represents the excess of the aggregate value of regulatory capital employed in our business over the aggregate minimum solvency requirements imposed by local regulators, excluding the surplus held in the UK and Ireland with-profit life funds. The minimum solvency requirement for our European businesses is based on the Solvency 1 Directive. In broad terms, for EU operations, this is set at 4% and 1% of non-linked and unit-linked life reserves respectively and for our general insurance portfolio of business is the higher of 18% of gross premiums or 26% of gross claims, in both cases adjusted to reflect the level of reinsurance recoveries. For our businesses in Canada a risk charge on assets and liabilities approach is used.
      Based on individual guidance from the PRA we recognise surpluses of the non-profit funds of our UK Life and pensions businesses which are available for transfer to shareholders. These have decreased to £0.1 billion as at 31 December 2013 (FY12: £0.4 billion) due to the transfer of surpluses to the shareholder fund at the beginning of the year.

C2 - Regulatory capital continued

(a)  Regulatory capital - Group: European Insurance Groups Directive (IGD)

	UK life funds £bn	Other business £bn	31 December 2013 £bn	31 December 2012 £bn
Insurance Groups Directive (IGD) capital resources	5.8	8.6	14.4	14.4
Less: capital resources requirement	(5.8)	(5.0)	(10.8)	(10.6)
Insurance Group Directive (IGD) excess solvency	-	3.6	3.6	3.8
Cover over EU minimum (calculated excluding UK life funds)			1.7 times	1.7 times

The EU Insurance Groups Directive (IGD) regulatory capital solvency surplus has decreased by £0.2 billion since FY12 to £3.6 billion.
      The key movements over the period are set out in the following table:

£bn
IGD solvency surplus at 31 December 2012	3.8
Operating profits net of other income and expenses	1.2
Dividends and appropriations	(0.5)
Market movements including foreign exchange1	(0.4)
Pension scheme funding	(0.1)
Disposals	0.2
Poland pension legislative changes	(0.3)
Increase in capital resources requirement	(0.1)
Other regulatory adjustments	(0.2)
Estimated IGD solvency surplus at 31 December 2013	3.6

1 Market movements include the impact of equity, credit spread, interest rate and foreign exchange movements net of the effect of hedging instruments.

(b)  Reconciliation of Group IGD capital resources to IFRS capital
The reconciliation below provides analysis of differences between our capital resources and the amounts included in the capital statement made in accordance with FRS 27 and disclosed within our consolidated accounts. The Group Capital Adequacy report is prepared in accordance with the PRA valuation rules and brings in capital in respect of the UK Life valued in accordance with PRA regulatory rules excluding surpluses in with-profit funds. The FRS 27 disclosure brings in the realistic value of UK Life capital resources. As the two bases differ greatly, the reconciliation below is presented by removing the restricted regulatory assets and then replacing them with the unrestricted realistic assets.

2013 £bn
Total capital and reserves (IFRS basis)	11.0
Plus: Other qualifying capital	4.4
Plus: UK unallocated divisible surplus	1.7
Less: Goodwill, acquired AVIF and intangible assets1	(2.6)
Less: Adjustments onto a regulatory basis	(0.1)
Group Capital Resources on regulatory basis	14.4
The Group Capital Resources can be analysed as follows:
Core Tier 1 Capital	9.9
Innovative Tier 1 Capital	1.4
Total Tier 1 Capital	11.3
Upper Tier 2 Capital	1.7
Lower Tier 2 Capital	3.2
Group Capital Resources Deductions	(1.8)
Group Capital Resources on regulatory basis (Tier 1 & Tier 2 Capital)	14.4
Less: UK life restricted regulatory assets	(6.8)
Add: UK life unrestricted realistic assets	6.0
Add: Overseas UDS2 and Shareholders' share of accrued bonus	5.0
Total FRS 27 capital	18.6

1 Goodwill and other intangibles includes goodwill of £60million in joint ventures and associates and amounts classified as held for sale.
2 Unallocated divisible surplus for overseas life operations is included gross of minority interest and amounts disclosed include balances classified as held for sale.

C2 - Regulatory capital continued

(c)  Regulatory capital - UK Life with-profits funds
The available capital of the with-profit funds is represented by the realistic inherited estate. The estate represents the assets of the long-term with-profit funds less the realistic liabilities for non-profit policies within the funds, less asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs, guarantees and promises. Realistic balance sheet information is shown below for the three main UK with-profit funds: New With-Profit Sub Fund (NWPSF), Old With-Profit Sub Fund (OWPSF) and With-Profit Sub-Fund (WPSF). These realistic liabilities have been included within the long-term business provision and the liability for insurance and investment contracts on the Group's IFRS balance sheet at 31 December 2013 and 31 December 2012.

				31 December 2013			31 December 2012
	Estimated realistic assets £bn	Estimated realistic liabilities1 £bn	Estimated realistic inherited estate2 £bn	Capital support arrangement3 £bn	Estimated risk capital margin £bn	Estimated excess available capital £bn	Estimated excess available capital £bn
NWPSF	15.6	(15.6)	-	1.1	(0.2)	0.9	0.3
OWPSF	2.8	(2.4)	0.4	-	(0.1)	0.3	0.2
WPSF4	16.9	(15.4)	1.5	-	(0.3)	1.2	1.3
Aggregate	35.3	(33.4)	1.9	1.1	(0.6)	2.4	1.8

1    These realistic liabilities include the shareholders' share of accrued bonuses of £0.1 billion (FY12: £0.3 billion). Realistic liabilities adjusted to eliminate the shareholders' share of accrued bonuses are £33.4 billion (FY12: £36.0 billion) . These realistic liabilities make provision for guarantees, options and promises on a market consistent stochastic basis. The value of the provision included within realistic liabilities is £1.4 billion, £0.2 billion and £2.5 billion for NWPSF, OWPSF and WPSF respectively (FY12: £1.8 billion, £0.3 billion and £3.5 billion for NWPSF, OWPSF and WPSF respectively).

2 Estimated realistic inherited estate at FY12 was £nil, £0.3 billion and £1.8 billion for NWPSF, OWPSF and WPSF respectively.
3 The support arrangement represents the reattributed estate (RIEESA) of £1.1 billion at 31 December 2013 (FY12: £0.7 billion).
4 The WPSF fund includes the Provident Mutual (PM) fund which has realistic assets and realistic liabilities of £1.5 billion and therefore does not contribute to the realistic inherited estate.

(d)  Investment mix
The aggregate investment mix of the assets in the three main with-profit funds was:

	31 December 2013%	31 December 2012%
Equity	29%	23%
Property	12%	16%
Fixed interest	49%	51%
Other	10%	10%

The equity backing ratios, including property, supporting with-profit asset shares are 70% in NWPSF and OWPSF, and 73%
in WPSF.

C3 - IFRS Sensitivity analysis

The Group uses a number of sensitivity test-based risk management tools to understand the volatility of earnings, the volatility of its capital requirements, and to manage its capital more efficiently. Primarily, MCEV, ICA, and scenario analysis are used. Sensitivities to economic and operating experience are regularly produced on all of the Group's financial performance measurements to inform the Group's decision making and planning processes, and as part of the framework for identifying and quantifying the risks that each of its business units, and the Group as a whole are exposed to.
      For long-term business in particular, sensitivities of MCEV performance indicators to changes in both economic and non-economic experience are continually used to manage the business and to inform the decision making process. More information on MCEV sensitivities can be found in the presentation of results on an MCEV basis in section F (note F18) of this report.

(a)  Life insurance and investment contracts
The nature of long-term business is such that a number of assumptions are made in compiling these financial statements. Assumptions are made about investment returns, expenses, mortality rates, and persistency in connection with the in-force policies for each business unit. Assumptions are best estimates based on historic and expected experience of the business. A number of the key assumptions for the Group's central scenario are disclosed elsewhere in these statements for both IFRS reporting and reporting under the MCEV methodology.

(b)  General insurance and health business
General insurance and health claim liabilities are estimated by using standard actuarial claims projection techniques.
      These methods extrapolate the claims development for each accident year based on the observed development of earlier years.
In most cases, no explicit assumptions are made as projections are based on assumptions implicit in the historic claims.

C3 - IFRS Sensitivity analysis continued

(c)  Sensitivity test results
Illustrative results of sensitivity testing for long-term business, general insurance and health and fund management business and other operations are set out below. For each sensitivity test the impact of a reasonably possible change in a single factor is shown, with other assumptions left unchanged.

Sensitivity factor	Description of sensitivity factor applied
Interest rate and investment return
The impact of a change in market interest rates by a 1% increase or decrease. The test allows consistently for similar changes to investment returns and movements in the market value of backing fixed interest securities.

Credit Spreads
The impact of a 0.5% increase in credit spreads over risk-free interest rates on corporate bonds and other non-sovereign credit assets. The test allows for any consequential impact on liability valuations.

Equity/property market values	The impact of a change in equity/property market values by ± 10%.
Expenses	The impact of an increase in maintenance expenses by 10%.
Assurance mortality/morbidity (life insurance only)	The impact of an increase in mortality/morbidity rates for assurance contracts by 5%.
Annuitant mortality (life insurance only)	The impact of a reduction in mortality rates for annuity contracts by 5%.
Gross loss ratios (non-life insurance only)	The impact of an increase in gross loss ratios for general insurance and health business by 5%.

(d)  Long-term businesses

31 December 2013 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(45)	-	(60)	(10)	(20)	(30)	(5)	(40)
Insurance non-participating	(145)	140	(415)	(5)	10	(80)	(60)	(450)
Investment participating	(10)	5	(5)	5	(5)	(10)	-	-
Investment non-participating	(20)	20	(5)	5	(5)	(15)	-	-
Assets backing life shareholders' funds	(35)	55	(25)	40	(45)	-	-	-
Total	(255)	220	(510)	35	(65)	(135)	(65)	(490)

31 December 2013 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(45)	-	(60)	(10)	(20)	(30)	(5)	(40)
Insurance non-participating	(145)	140	(415)	(5)	10	(80)	(60)	(450)
Investment participating	(10)	5	(5)	5	(5)	(10)	-	-
Investment non-participating	(20)	20	(5)	5	(5)	(15)	-	-
Assets backing life shareholders' funds	(75)	100	(35)	45	(45)	-	-	-
Total	(295)	265	(520)	40	(65)	(135)	(65)	(490)

31 December 2012 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(45)	(15)	(110)	60	(95)	(25)	(5)	(50)
Insurance non-participating	(160)	130	(430)	-	-	(75)	(45)	(470)
Investment participating	(55)	45	-	5	(10)	(10)	-	-
Investment non-participating	(40)	35	(5)	10	(15)	(20)	-	-
Assets backing life shareholders' funds	10	(15)	(40)	45	(45)	-	-	-
Total excluding Delta Lloyd and United States	(290)	180	(585)	120	(165)	(130)	(50)	(520)
United States	880	(640)	495	-	-	-	-	-
Total excluding Delta Lloyd	590	(460)	(90)	120	(165)	(130)	(50)	(520)

31 December 2012 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(45)	(15)	(110)	60	(95)	(25)	(5)	(50)
Insurance non-participating	(165)	125	(430)	-	-	(75)	(45)	(470)
Investment participating	(55)	45	-	5	(10)	(10)	-	-
Investment non-participating	(45)	40	-	10	(15)	(20)	-	-
Assets backing life shareholders' funds	(5)	-	(45)	50	(50)	-	-	-
Total excluding Delta Lloyd and United States	(315)	195	(585)	125	(170)	(130)	(50)	(520)
United States	-	-	-	-	-	-	-	-
Total excluding Delta Lloyd	(315)	195	(585)	125	(170)	(130)	(50)	(520)

Changes in sensitivities between 2013 and 2012 reflect movements in market interest rates, portfolio growth, changes to asset mix and the relative durations of assets and liabilities and asset liability management actions. The sensitivities to economic movements relate mainly to business in the UK. In general, a fall in market interest rates has a beneficial impact on non-participating business, due to the increase in market value of fixed interest securities and the relative durations of assets and liabilities; similarly a rise in interest rates has a negative impact. The mortality sensitivities also relate primarily to the UK.

C3 - IFRS Sensitivity analysis continued

(e)  General insurance and health businesses

31 December 2013 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(245)	235	(125)	50	(50)	(110)	(300)

Net of reinsurance	(295)	295	(125)	50	(50)	(110)	(285)

31 December 2013 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(245)	235	(125)	50	(50)	(25)	(300)

Net of reinsurance	(295)	295	(125)	50	(50)	(25)	(285)

31 December 2012 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(260)	235	(125)	45	(50)	(120)	(300)

Net of reinsurance excluding Delta Lloyd	(300)	285	(125)	45	(50)	(120)	(285)

31 December 2012 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(260)	235	(125)	50	(50)	(25)	(300)

Net of reinsurance excluding Delta Lloyd	(300)	285	(125)	50	(50)	(25)	(285)

For general insurance, the impact of the expense sensitivity on profit also includes the increase in ongoing administration expenses, in addition to the increase in the claims handling expense provision.

(f)  Fund management and other operations businesses1

31 December 2013 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	-	-	20	(5)	15

31 December 2013 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	-	-	20	(5)	15

31 December 2012 Impact on profit before tax £m	Interest rates +1%	Interest rates --1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total excluding Delta Lloyd	(5)	-	30	(90)	10

31 December 2012 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total excluding Delta Lloyd	(5)	-	30	(90)	10

1 For 2012, the fund management and other operations are not shown excluding the United States as their sensitivities are immaterial to the group.

(g)  Delta Lloyd
The 2012 sensitivities contained in the above tables exclude any contribution from Delta Lloyd following deconsolidation of this business.

C3 - IFRS Sensitivity analysis continued

(h) Limitations of sensitivity analysis
The previous tables demonstrate the effect of a change in a key assumption while other assumptions remain unchanged. In reality, there is a correlation between the assumptions and other factors. It should also be noted that these sensitivities are non-linear, and larger or smaller impacts should not be interpolated or extrapolated from these results.
      The sensitivity analyses do not take into consideration that the Group's assets and liabilities are actively managed. Additionally, the financial position of the Group may vary at the time that any actual market movement occurs. For example, the Group's financial risk management strategy aims to manage the exposure to market fluctuations.
      As investment markets move past various trigger levels, management actions could include selling investments, changing investment portfolio allocation, adjusting bonuses credited to policyholders, and taking other protective action.
      A number of the business units use passive assumptions to calculate their long-term business liabilities. Consequently, a change in the underlying assumptions may not have any impact on the liabilities, whereas assets held at market value in the statement of financial position will be affected. In these circumstances, the different measurement bases for liabilities and assets may lead to volatility in shareholders' equity. Similarly, for general insurance liabilities, the interest rate sensitivities only affect profit and equity where explicit assumptions are made regarding interest (discount) rates or future inflation.
      Other limitations in the above sensitivity analyses include the use of hypothetical market movements to demonstrate potential risk that only represent the Group's view of possible near-term market changes that cannot be predicted with any certainty, and the assumption that all interest rates move in an identical fashion.

Analysis of assets

D1 - Total assets

As an insurance business, Aviva Group holds a variety of assets to match the characteristics and duration of its insurance liabilities. Appropriate and effective asset liability matching (on an economic basis) is the principal way in which Aviva manages its investments. In addition, to support this, Aviva also uses a variety of hedging and other risk management strategies to diversify away any residual mis-match risk that is outside of the Group's risk appetite.

2013	Policyholder assets £m	Participating fund assets £m	Shareholder assets £m	Total assets analysed £m	Less assets of operations classified as held for sale £m	Balance sheet total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	2,548	2,548	(4)	2,544
Interests in joint ventures and associates	219	900	377	1,496	(29)	1,467
Property and equipment	-	143	170	313	-	313
Investment property	3,564	5,648	239	9,451	-	9,451
Loans	471	5,535	17,873	23,879	-	23,879
Financial investments
Debt securities	12,835	80,610	33,360	126,805	(2,420)	124,385
Equity securities	25,836	10,544	1,000	37,380	(54)	37,326
Other investments	26,563	3,880	1,008	31,451	(201)	31,250
Reinsurance assets	2,043	628	4,586	7,257	(37)	7,220
Deferred tax assets	-	-	252	252	(8)	244
Current tax assets	-	-	86	86	(10)	76
Receivables & other financial assets	258	2,033	4,846	7,137	(77)	7,060
Deferred acquisition costs and other assets	-	500	2,558	3,058	(7)	3,051
Prepayments and accrued income	99	1,197	1,302	2,598	(100)	2,498
Cash and cash equivalents	4,725	12,321	8,304	25,350	(351)	24,999
Additional impairment to write down the disposal group to fair value less costs to sell	-	-	(185)	(185)	185	-
Assets of operations classified as held for sale	-	-	-	-	3,113	3,113
Total	76,613	123,939	78,324	278,876	-	278,876
Total %	27.5%	44.4%	28.1%	100.0%	-	100.0%
FY12 Restated	73,730	125,328	115,409	314,467	-	314,467
FY12 Total % Restated	23.4%	39.9%	36.7%	100.0%	-	100.0%

As at 31 December 2013, 28.1% of Aviva's total asset base was shareholder assets, 44.4% participating assets where Aviva shareholders have partial exposure, and 27.5% policyholder assets where Aviva shareholders have no exposure. Of the total assets (excluding assets held for sale), investment property, loans and financial investments comprise £226.3 billion, compared to £223.2 billion at 31 December 2012.

D2 - Total assets - Valuation bases/fair value hierarchy

Total assets - 2013	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	2,548	-	2,548
Interests in joint ventures and associates	-	-	1,496	1,496
Property and equipment	257	56	-	313
Investment property	9,451	-	-	9,451
Loans	18,477	5,402	-	23,879
Financial investments
Debt securities	126,805	-	-	126,805
Equity securities	37,380	-	-	37,380
Other investments	31,451	-	-	31,451
Reinsurance assets	-	7,257	-	7,257
Deferred tax assets	-	-	252	252
Current tax assets	-	-	86	86
Receivables and other financial assets	-	7,137	-	7,137
Deferred acquisition costs and other assets	-	3,058	-	3,058
Prepayments and accrued income	-	2,598	-	2,598
Additional impairment to write down the disposal group to fair value less costs to sell	-	(185)	-	(185)
Cash and cash equivalents	25,350	-	-	25,350
Total	249,171	27,871	1,834	278,876
Total %	89.3%	10.0%	0.7%	100.0%
Assets of operations classified as held for sale	3,026	40	47	3,113
Total (excluding assets held for sale)	246,145	27,831	1,787	275,763
Total % (excluding assets held for sale)	89.3%	10.1%	0.6%	100.0%
FY12 Total Restated	278,188	34,210	2,069	314,467
FY12 Total % Restated	88.4%	10.9%	0.7%	100.0%

1    Within the Group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted items within the analysis of the Group's assets.

D2 - Total assets - Valuation bases/fair value hierarchy continued

Total assets - Policyholder assets 2013	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	-	-
Interests in joint ventures and associates	-	-	219	219
Property and equipment	-	-	-	-
Investment property	3,564	-	-	3,564
Loans	-	471	-	471
Financial investments
Debt securities	12,835	-	-	12,835
Equity securities	25,836	-	-	25,836
Other investments	26,563	-	-	26,563
Reinsurance assets	-	2,043	-	2,043
Deferred tax assets	-	-	-	-
Current tax assets	-	-	-	-
Receivables and other financial assets	-	258	-	258
Deferred acquisition costs and other assets	-	-	-	-
Prepayments and accrued income	-	99	-	99
Additional impairment to write down the disposal group to fair value less costs to sell	-	-	-	-
Cash and cash equivalents	4,725	-	-	4,725
Total	73,523	2,871	219	76,613
Total %	96.0%	3.7%	0.3%	100.0%
Assets of operations classified as held for sale	44	-	-	44
Total (excluding assets held for sale)	73,479	2,871	219	76,569
Total % (excluding assets held for sale)	96.0%	3.7%	0.3%	100.0%
FY12 Total Restated	70,958	2,701	71	73,730
FY12 Total % Restated	96.2%	3.7%	0.1%	100.0%

1    Within the Group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted items within the analysis of the Group's assets.

Total assets - Participating fund assets 2013	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	-	-
Interests in joint ventures and associates	-	-	900	900
Property and equipment	133	10	-	143
Investment property	5,648	-	-	5,648
Loans	989	4,546	-	5,535
Financial investments
Debt securities	80,610	-	-	80,610
Equity securities	10,544	-	-	10,544
Other investments	3,880	-	-	3,880
Reinsurance assets	-	628	-	628
Deferred tax assets	-	-	-	-
Current tax assets	-	-	-	-
Receivables and other financial assets	-	2,033	-	2,033
Deferred acquisition costs and other assets	-	500	-	500
Prepayments and accrued income	-	1,197	-	1,197
Additional impairment to write down the disposal group to fair value less costs to sell	-	-	-	-
Cash and cash equivalents	12,321	-	-	12,321
Total	114,125	8,914	900	123,939
Total %	92.1%	7.2%	0.7%	100.0%
Assets of operations classified as held for sale	2,585	134	-	2,719
Total (excluding assets held for sale)	111,540	8,780	900	121,220
Total % (excluding assets held for sale)	92.0%	7.3%	0.7%	100.0%
FY12 Total Restated	114,494	9,603	1,231	125,328
FY12 Total % Restated	91.3%	7.7%	1.0%	100.0%

1    Within the Group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted items within the analysis of the Group's assets.

D2 - Total assets - Valuation bases/fair value hierarchy continued

Total assets - Shareholders assets 2013	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	2,548	-	2,548
Interests in joint ventures and associates	-	-	377	377
Property and equipment	124	46	-	170
Investment property	239	-	-	239
Loans	17,488	385	-	17,873
Financial investments
Debt securities	33,360	-	-	33,360
Equity securities	1,000	-	-	1,000
Other investments	1,008	-	-	1,008
Reinsurance assets	-	4,586	-	4,586
Deferred tax assets	-	-	252	252
Current tax assets	-	-	86	86
Receivables and other financial assets	-	4,846	-	4,846
Deferred acquisition costs and other assets	-	2,558	-	2,558
Prepayments and accrued income	-	1,302	-	1,302
Additional impairment to write down the disposal group to fair value less costs to sell	-	(185)	-	(185)
Cash and cash equivalents	8,304	-	-	8,304
Total	61,523	16,086	715	78,324
Total %	78.6%	20.5%	0.9%	100.0%
Assets of operations classified as held for sale2	397	(94)	47	350
Total (excluding assets held for sale)	61,126	16,180	668	77,974
Total % (excluding assets held for sale)	78.4%	20.7%	0.9%	100.0%
FY12 Total Restated	92,736	21,906	767	115,409
FY12 Total % Restated	80.4%	19.0%	0.6%	100.0%

1    Within the Group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted items within the analysis of the Group's assets.

2    The remeasurement loss upon the classification of assets as held for sale included an additional impairment to write down the disposal group to fair value less costs to sell. IFRS does not allow this to be taken against assets at fair value, therefore for the purpose of this disclosure the impairment has been allocated to the amortised cost assets, resulting in a negative asset value.

Fair value hierarchy
To provide further information on the valuation techniques we use to measure assets carried at fair value, we have categorised the measurement basis for assets carried at fair value into a 'fair value hierarchy' described as follows, based on the lowest level input that is significant to the valuation as a whole:
■ Inputs to Level 1 fair values are quoted prices (unadjusted) in active markets for identical assets.

■ Inputs to Level 2 fair values are inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly. If the asset has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset.

■ Inputs to level 3 values are unobservable inputs for the asset. Unobservable inputs may have been used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset at the measurement date (or market information for the inputs to any valuation models). As such unobservable inputs reflect the assumptions the business unit considers that market participants would use in pricing the asset. Examples are certain private equity investments and private placements.

D2 - Total assets - Valuation bases/fair value hierarchy continued

Financial assets of operations classified as held for sale have been analysed by underlying financial assets in the following tables.

	Fair value hierarchy
Investment property and financial assets - total 2013	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total fair value £m	Amortised cost £m	Less: Assets of operations classified as held for sale £m	Balance sheet total £m
Investment property	-	-	9,451	9,451	-	-	9,451
Loans	-	3,115	15,362	18,477	5,402	-	23,879
Debt securities	77,042	40,884	8,879	126,805	-	(2,420)	124,385
Equity securities	36,835	102	443	37,380	-	(54)	37,326
Other investments (including derivatives)	24,132	4,283	3,036	31,451	-	(201)	31,250
Assets of operations classified as held for sale	-	-	-	-	-	2,675	2,675
Total	138,009	48,384	37,171	223,564	5,402	-	228,966
Total %	60.3%	21.1%	16.2%	97.6%	2.4%		100.0%
Assets of operations classified as held for sale	2,245	282	148	2,675	-	-	2,675
Total (excluding assets held for sale)	135,764	48,102	37,023	220,889	5,402	-	226,291
Total % (excluding assets held for sale)	60.0%	21.2%	16.4%	97.6%	2.4%		100.0%
FY12 Total Restated	162,250	78,396	13,439	254,085	8,961	-	263,046
FY12 Total % Restated	61.7%	29.8%	5.1%	96.6%	3.4%		100.0%

At 31 December 2013, the proportion of total financial assets and investment property classified as Level 1 in the fair value hierarchy was 60.3% (FY12: 61.7%). The proportion of Level 2 financial investments, loans and investment properties reduced to 21.1% (FY12: 29.8%) while those classified as Level 3 increased to 16.2% (FY12: 5.1%). Movements in the proportion of assets held in each fair value hierarchy level have been driven by the following factors:
■ The sale of the Group's US business in October 2013 where the majority of our Level 2 financial investments were previously held.

■ The reclassification of £29.4 billion of mainly debt securities from Level 1 to Level 2, as a result of the enhanced understanding of pricing vendor methodologies for the fair value classification of certain debt securities.

■ The reclassification of £14.6 billion of mortgage assets in the UK business held within Level 2 loans to Level 3 as a result of the reassessment of significant inputs used in the valuation, together with revisions to some of the models used.

■ Investment property of £9.5 billion has been reclassified from Level 2 to Level 3, reflecting a reassessment of observable inputs and related market activity.

Excluding assets classified as held for sale, the proportion of Level 1 assets at 31 December 2013 is 60.0% with Level 2 assets at 21.2%.

D3 - Analysis of asset quality

The analysis of assets that follows provides information about the assets held by the Group. The amounts in individual line items below may differ from those presented in the IFRS section of this document, as the numbers below includes assets which are held for sale.

D3.1 - Investment property

				2013				Restated 1 2012
	Fair value hierarchy				Fair value hierarchy
Investment property - Total	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Lease to third parties under operating leases	-	-	9,447	9,447	-	9,946	-	9,946
Vacant investment property/held for capital appreciation	-	-	4	4	-	11	-	11
Total	-	-	9,451	9,451	-	9,957	-	9,957
Total %	-	-	100.0%	100.0%	-	100.0%	-	100.0%
Assets of operations classified as held for sale	-	-	-	-	-	18	-	18
Total (excluding assets held for sale)	-	-	9,451	9,451	-	9,939	-	9,939
Total % (excluding assets held for sale)	-	-	100.0%	100.0%	-	100.0%	-	100.0%

				2013				Restated1 2012
	Fair value hierarchy				Fair value hierarchy
Investment property - Policyholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Lease to third parties under operating leases	-	-	3,562	3,562	-	4,173	-	4,173
Vacant investment property/held for capital appreciation	-	-	2	2	-	-	-	-
Total	-	-	3,564	3,564	-	4,173	-	4,173
Total %	-	-	100.0%	100.0%	-	100.0%	-	100.0%
Assets of operations classified as held for sale	-	-	-	-	-	12	-	12
Total (excluding assets held for sale)	-	-	3,564	3,564	-	4,161	-	4,161
Total % (excluding assets held for sale)	-	-	100.0%	100.0%	-	100.0%	-	100.0%

 1  The statement of financial position hs been restated following the adoption of IFRS 10 'Consolidated Financials Statements' - see note B2 for details. There is no impact on the result for any year presented as a result of this restatement.

D3 - Analysis of asset quality continued

				2013				Restated 2012
	Fair value hierarchy				Fair value hierarchy
Investment property - Participating fund assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Lease to third parties under operating leases	-	-	5,646	5,646	-	5,530	-	5,530
Vacant investment property/held for capital appreciation	-	-	2	2	-	1	-	1
Total	-	-	5,648	5,648	-	5,531	-	5,531
Total %	-	-	100.0%	100.0%	-	100.0%	-	100.0%
Assets of operations classified as held for sale	-	-	-	-	-	-	-	-
Total (excluding assets held for sale)	-	-	5,648	5,648	-	5,531	-	5,531
Total % (excluding assets held for sale)	-	-	100.0%	100.0%	-	100.0%	-	100.0%

				2013				Restated 2012
	Fair value hierarchy				Fair value hierarchy
Investment property - Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Lease to third parties under operating leases	-	-	239	239	-	243	-	243
Vacant investment property/held for capital appreciation	-	-	-	-	-	10	-	10
Total	-	-	239	239	-	253	-	253
Total %	-	-	100.0%	100.0%	-	100.0%	-	100.0%
Assets of operations classified as held for sale	-	-	-	-	-	6	-	6
Total (excluding assets held for sale)	-	-	239	239	-	247	-	247
Total % (excluding assets held for sale)	-	-	100.0%	100.0%	-	100.0%	-	100.0%

97.5% (FY12: 97.5%) of total investment properties by value are held in unit-linked or participating funds. Shareholder exposure to investment properties is principally through investments in French commercial property.
      Investment properties are stated at their market values as assessed by qualified external independent valuers or by local qualified staff of the Group, all with recent relevant experience. Values are calculated using a discounted cash flow approach and are based on current rental income plus anticipated uplifts at the next rent review, lease expiry or break option taking into consideration lease incentives, assuming no further growth in the estimated rental value of the property. This uplift and the discount rate are derived from rates implied by recent market transactions on similar properties where available. Upon reassessment of these inputs and related market activity, it was concluded that the significant inputs are non-market observable and these assets have been reclassified from Level 2 to Level 3 in 2013.
      99.9% (FY12: 99.9%) of total investment properties by value are leased to third parties under operating leases, with the remainder either being vacant or held for capital appreciation.

D3 - Analysis of asset quality continued

D3.2 - Loans
The Group loan portfolio is principally made up of:
■ Policy loans which are generally collateralised by a lien or charge over the underlying policy;
■ Loans and advances to banks, which primarily relate to loans of cash collateral received in stock lending transactions. These loans are fully collateralised by other securities;
■ Mortgage loans collateralised by property assets; and
■ Other loans, which include loans to brokers and intermediaries.

Loans with fixed maturities, including policy loans, mortgage loans (at amortised cost) and loans and advances to banks, are recognised when cash is advanced to borrowers. These loans are carried at their unpaid principal balances and adjusted for amortisation of premium or discount, non-refundable loan fees and related direct costs. These amounts are deferred and amortised over the life of the loan as an adjustment to loan yield using the effective interest rate method.
      For certain mortgage loans, the Group has taken advantage of the fair value option under IAS 39 to present the mortgages, associated borrowings, other liabilities and derivative financial instruments at fair value, since they are managed together on a fair value basis. The mortgage loans are not traded in active markets. These investments are valued using internal models with inputs such as current property values and credit assumptions. Upon reassessment of these inputs and related market activity these assets have been reclassified from Level 2 to Level 3.

Loans - Total 2013	United Kingdom & Ireland £m	Europe £m	Canada £m	Asia £m	United States £m	Total £m
Policy loans	24	836	-	29	-	889
Loans and advances to banks	4,844	-	-	-	-	4,844
Mortgage loans	17,910	1	-	-	-	17,911
Other loans	121	38	76	-	-	235
Total	22,899	875	76	29	-	23,879
Total %	95.9%	3.7%	0.3%	0.1%	0.0%	100.0%
Assets of operations classified as held for sale	-	-	-	-	-	-
Total (excluding assets held for sale)	22,899	875	76	29	-	23,879
Total % (excluding assets held for sale)	95.9%	3.7%	0.3%	0.1%	0.0%	100.0%
FY12 Total	23,562	862	83	30	3,397	27,934
FY12 Total %	84.3%	3.1%	0.3%	0.1%	12.2%	100.0%

Loans - Policyholders assets 2013	United Kingdom & Ireland £m	Europe £m	Canada £m	Asia £m	United States £m	Total £m
Policy loans	-	-	-	7	-	7
Loans and advances to banks	464	-	-	-	-	464
Mortgage loans	-	-	-	-	-	-
Other loans	-	-	-	-	-	-
Total	464	-	-	7	-	471
Total %	98.5%	0.0%	0.0%	1.5%	0.0%	100.0%
Assets of operations classified as held for sale	-	-	-	-	-	-
Total (excluding assets held for sale)	464	-	-	7	-	471
Total % (excluding assets held for sale)	98.5%	0.0%	0.0%	1.5%	0.0%	100.0%
FY12 Total	604	-	-	1	-	605
FY12 Total %	99.8%	0.0%	0.0%	0.2%	0.0%	100.0%

Loans - Participating fund assets 2013	United Kingdom & Ireland £m	Europe £m	Canada £m	Asia £m	United States £m	Total £m
Policy loans	18	825	-	19	-	862
Loans and advances to banks	3,827	-	-	-	-	3,827
Mortgage loans	785	1	-	-	-	786
Other loans	42	18	-	-	-	60
Total	4,672	844	-	19	-	5,535
Total %	84.5%	15.2%	0.0%	0.3%	0.0%	100.0%
Assets of operations classified as held for sale	-	-	-	-	-	-
Total (excluding assets held for sale)	4,672	844	-	19	-	5,535
Total % (excluding assets held for sale)	84.5%	15.2%	0.0%	0.3%	0.0%	100.0%
FY12 Total	4,398	848	-	-	316	5,562
FY12 Total %	79.1%	15.2%	0.0%	0.0%	5.7%	100.0%

D3 - Analysis of asset quality continued

D3.2 - Loans continued

Loans - Shareholder assets 2013	United Kingdom & Ireland £m	Europe £m	Canada £m	Asia £m	United States £m	Total £m
Policy loans	6	11	-	3	-	20
Loans and advances to banks	553	-	-	-	-	553
Mortgage loans	17,125	-	-	-	-	17,125
Other loans	79	20	76	-	-	175
Total	17,763	31	76	3	-	17,873
Total %	99.4%	0.2%	0.4%	0.0%	0.0%	100.0%
Assets of operations classified as held for sale	-	-	-	-	-	-
Total (excluding assets held for sale)	17,763	31	76	3	-	17,873
Total % (excluding assets held for sale)	99.4%	0.2%	0.4%	0.0%	0.0%	100.0%
FY12 Total	18,558	14	83	31	3,081	21,767
FY12 Total %	85.2%	0.1%	0.4%	0.1%	14.2%	100.0%

The value of the Group's loan portfolio (including Policyholder, Participating Fund and Shareholder assets), at 31 December 2013 stood at £23.9 billion (FY12: £27.9 billion), a decrease of £4.0 billion, with £3.4 billion of this reduction driven by the disposal of our US business in 2013.
      The total shareholder exposure to loans decreased to £17.9 billion (FY12: £21.8 billion), principally as a result of our US business disposal in 2013 and represented 75% of the total loan portfolio, with the remaining 25% split between participating funds (£5.5 billion) and policyholder assets (£0.5 billion).
      Of the Group's total loan portfolio (including Policyholder, Participating Fund and Shareholder assets), 75% (FY12: 79%) is invested in mortgage loans.

Mortgage loans - Shareholder assets

2013	United Kingdom & Ireland £m	United States £m	Total £m
Non-securitised mortgage loans
- Residential (Equity release)	3,106	-	3,106
- Commercial	7,748	-	7,748
- Healthcare	4,102	-	4,102
	14,956	-	14,956
Securitised mortgage loans	2,169	-	2,169
Total	17,125	-	17,125
Assets of operations classified as held for sale	-	-	-
Total (excluding assets held for sale)	17,125	-	17,125
FY12 Total	18,211	2,859	21,070

The Group's mortgage loan portfolio is mainly focused in the UK, across various sectors, including residential loans, commercial loans and government supported healthcare loans. Aviva's shareholder exposure to mortgage loans accounts for 96% of total shareholder asset loans. This section focuses on explaining the shareholder risk within these exposures.

United Kingdom & Ireland
(Non-securitised mortgage loans)
Residential
The UK non-securitised residential mortgage portfolio has a total current value of £3.1billion (FY12: £3.2 billion). The movement from the prior year is due to £0.5 billion of new loans and accrued interest, £0.5 billion of fair value losses and £0.1 billion of redemptions. These mortgages are all in the form of equity release, whereby homeowners mortgage their property to release cash equity. Due to the low relative levels of equity released in each property, they predominantly have a Loan to Value ("LTV") of below 70%, and the average LTV across the portfolio is approximately 29.3% (FY12: 29.6%).

Healthcare
Primary Healthcare & PFI businesses loans included within shareholder assets are £4.1billion (FY12: £4.1 billion) and are secured against General Practitioner premises, other primary health related premises or other emergency services related premises. For all such loans, government support is provided through either direct funding or reimbursement of rental payments to the tenants to meet income service and provide for the debt to be reduced substantially over the term of the loan. Although the loan principal is not Government guaranteed, the nature of these businesses and premises provides considerable comfort of an ongoing business model and low risk of default.
      On a market value basis, we estimate the average LTV of these mortgages to be 89%, although as explained above, we do not consider this to be a key risk indicator. Income support from the Government bodies and the social need for these premises provide sustained income stability. Aviva therefore considers these loans to be lower risk.

D3 - Analysis of asset quality continued

D3.2 - Loans continued
Commercial
Gross exposure by loan to value and arrears is shown in the table below.

Shareholder assets

2013	>120% £m	115-120% £m	110-115% £m	105-110% £m	100-105% £m	95-100% £m	90-95% £m	80-90% £m	70-80% £m	<70% £m	Total £m
Not in arrears	19	57	65	154	142	887	871	1,342	1,224	1,404	6,165
0 - 3 months	-	-	-	-	510	122	-	-	-	-	632
3 - 6 months	-	-	-	-	-	96	625	-	-	-	721
6 - 12 months	-	-	-	-	-	68	-	-	-	-	68
> 12 months	-	-	-	-	-	162	-	-	-	-	162
Total	19	57	65	154	652	1,335	1,496	1,342	1,224	1,404	7,748

Of the total £7.7 billion of UK non-securitised commercial mortgage loan in the shareholder fund, £7.5 billion are held by our UK Life business, of which £7.2 billion back annuity liabilities, and are stated on a fair value basis. The loan exposures for our UK Life business are calculated on a discounted cash flow basis, and include a risk adjustment through the use of Credit Risk Adjusted Value ("CRAV") methods.
      Aviva UK General Insurance hold the remaining £0.2 billion of loans which are stated on an amortised cost basis and are subject to impairment review, using a fair value methodology calibrated to the UK Life approach, adjusted for specific portfolio characteristics.
      For the commercial mortgages held by the UK Life and UK General Insurance business, loan service collection ratios, a key indicator of mortgage portfolio performance, improved slightly to 1.20x (FY12: 1.18x). Loan Interest Cover ("LIC"), which is defined as the annual net rental income (including rental deposits and less ground rent) divided by the annual loan interest service, was flat at 1.40x  (FY12: 1.40x). Mortgage LTVs decreased during the year from 95% to 83% (CRAV basis) largely due to an increase in gilt spot rates (on average 74bps) causing the value of the mortgage assets to decrease, combined with a slight increase in property values  c1.5% during the year.
      All loans in arrears have been assessed for impairment. Of the £1,583 million (FY12: £446 million) value of loans in arrears included within our shareholder assets, the interest and capital amount in arrears is only £15.7 million.
During 2013 there has been a rise in the impairments, restructuring of loans and requests for forbearance. These relate to loans made prior to the current financial downturn, with particular exposure to the retail sector in the north England. As a result, at HY13 we increased allowances on commercial mortgages (including Healthcare and PFI mortgages) by £0.5 billion. This included a net increase of £0.3 billion and explicit recognition of the £0.2 billion margin previously held implicitly within the reinvestment margins. In the second half of 2013, commercial mortgages have performed in line with expectations, with the impact of the defaults offset by the release of the default allowances.  At FY13 the total allowances for commercial mortgage defaults was £1.3 billion (FY12: £1.2 billion including an implicit reinvestment margin of £0.2 billion) against the risk of default on our riskier mortgages. For the UKL (CPF and Healthcare) mortgages with an LTV of greater 100% there was negative equity at FY13 of £0.9 billion compared with the value of the underlying properties. The provision of £1.3 billion therefore would be available to contribute to this amount.
The valuation allowance (including supplementary allowances) of £1.3 billion made in the UK Life business for commercial mortgages, including Healthcare and PFI mortgages, held by Aviva Annuity UK Limited and carried at fair value equates to 124bps at 31 December 2013 (FY12: 89bps). The total valuation allowance held by Aviva Annuity UK Limited in respect of corporate bonds and mortgages, including Healthcare and PFI mortgages is £2.0 billion (FY12: £2.0 billion - including the implicit margin of £0.2 billion) over the remaining term of the UK Life corporate bond and mortgage portfolio. In addition, we hold £148 million (FY12: £118 million) of impairment provisions in our UK General Insurance mortgage portfolio, which is carried at amortised cost.
      The UK portfolio remains well diversified in terms of property type, location and tenants as well as the spread of loans written over time. The risks in commercial mortgages are addressed through several layers of protection with the mortgage risk profile being primarily driven by the ability of the underlying tenant rental income to cover loan interest and amortisation. Should any single tenant default on their rental payment, rental from other tenants backing the same loan often ensures the loan interest cover does not fall below 1.0x. Where there are multiple loans to a single borrower further protection may be achieved through cross-charging (or pooling) such that any single loan is also supported by rents received within other pool loans. Additionally, there may be support provided by the borrower of the loan itself and further loss mitigation from any general floating charge held over assets within the borrower companies.
      If the LIC cover falls below 1.0x and the borrower defaults then Aviva still retains the option of selling the security or restructuring the loans and benefiting from the protection of the collateral. A combination of these benefits and the high recovery levels afforded by property collateral (compared to corporate debt or other uncollateralised credit exposures) results in the economic exposure being significantly lower than the gross exposure reported above.

Securitised mortgage loans
Funding for the securitised residential mortgage assets (£2.2 billion) was obtained by issuing loan note securities. Of these loan notes approximately £180 million are held by group companies. The remainder is held by third parties external to Aviva. As any cash shortfall arising once all mortgages have redeemed is borne by the loan note holders, the majority of the credit risk of these mortgages is borne by third parties. Securitised residential mortgages held are predominantly issued through vehicles in the UK.

D3 - Analysis of asset quality continued

D3.3 - Financial investments

				2013				Restated 2012
Financial Investments - Total	Cost/ amortised cost £m	Unrealised gains £m	Impairment and unrealised losses £m	Fair value £m	Cost/ amortised cost £m	Unrealised gains £m	Impairment and unrealised losses £m	Fair value £m
Debt securities	120,316	8,164	(1,675)	126,805	148,540	15,316	(2,079)	161,777
Equity securities	31,164	7,775	(1,559)	37,380	31,833	4,753	(2,273)	34,313
Other investments	29,454	2,706	(709)	31,451	27,417	1,976	(325)	29,068
Total	180,934	18,645	(3,943)	195,636	207,790	22,045	(4,677)	225,158
Assets of operations classified as held for sale	2,705	92	(122)	2,675	32,834	3,762	(181)	36,415
Total (excluding assets held for sale)	178,229	18,553	(3,821)	192,961	174,956	18,283	(4,496)	188,743

Aviva holds large quantities of high quality bonds, primarily to match our liability to make guaranteed payments to policyholders. Some credit risk is taken, partly to increase returns to policyholders and partly to optimise the risk/return profile for shareholders.
The risks are consistent with the products we offer and the related investment mandates, and are in line with our risk appetite.
      The Group also holds equities, the majority of which are held in participating funds and policyholder funds, where they form an integral part of the investment expectations of policyholders and follow well-defined investment mandates. Some equities are also held in shareholder funds. The vast majority of equity investments are valued at quoted market prices.

D3.3.1 - Debt securities

	Fair value hierarchy
Debt securities - Total 2013	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
UK Government	15,710	1,710	10	17,430
Non-UK Government	32,002	10,358	1,534	43,894
Europe	30,149	6,652	1,534	38,335
North America	230	2,570	-	2,800
Asia Pacific & Other	1,623	1,136	-	2,759
Corporate bonds - Public utilities	4,186	3,752	75	8,013
Corporate convertible bonds	179	1	209	389
Other corporate bonds	22,506	20,209	6,360	49,075
Other	2,459	4,854	691	8,004
Total	77,042	40,884	8,879	126,805
Total %	60.8%	32.2%	7.0%	100.0%
Assets of operations classified as held for sale	2,138	282	-	2,420
Total (excluding assets held for sale)	74,904	40,602	8,879	124,385
Total % (excluding assets held for sale)	60.2%	32.7%	7.1%	100.0%
FY12 Restated	108,107	43,588	10,082	161,777
FY12 % Restated	66.9%	26.9%	6.2%	100.0%

	Fair value hierarchy
Debt securities - Policyholders assets 2013	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
UK Government	3,272	19	-	3,291
Non-UK Government	1,215	783	-	1,998
Europe	1,046	495	-	1,541
North America	8	111	-	119
Asia Pacific & Other	161	177	-	338
Corporate bonds - Public utilities	69	173	3	245
Corporate convertible bonds	-	1	-	1
Other corporate bonds	1,182	3,959	342	5,483
Other	904	907	6	1,817
Total	6,642	5,842	351	12,835
Total %	51.8%	45.5%	2.7%	100.0%
Assets of operations classified as held for sale	13	3	-	16
Total (excluding assets held for sale)	6,629	5,839	351	12,819
Total % (excluding assets held for sale)	51.7%	45.6%	2.7%	100.0%
FY12 Restated	14,062	2,267	165	16,494
FY12 % Restated	85.3%	13.7%	1.0%	100.0%

D3 - Analysis of asset quality continued

D3.3 - Financial investments continued
D3.3.1 - Debt securities continued

	Fair value hierarchy
Debt securities - Participating fund assets 2013	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
UK Government	8,470	1,062	-	9,532
Non-UK Government	26,255	4,072	1,367	31,694
Europe	24,613	3,438	1,367	29,418
North America	192	11	-	203
Asia Pacific & Other	1,450	623	-	2,073
Corporate bonds - Public utilities	3,534	637	54	4,225
Corporate convertible bonds	179	-	129	308
Other corporate bonds	17,865	6,682	5,741	30,288
Other	1,344	2,593	626	4,563
Total	57,647	15,046	7,917	80,610
Total %	71.5%	18.7%	9.8%	100.0%
Assets of operations classified as held for sale	1,890	253	-	2,143
Total (excluding assets held for sale)	55,757	14,793	7,917	78,467
Total % (excluding assets held for sale)	71.0%	18.9%	10.1%	100.0%
FY12 Restated	68,999	5,087	9,490	83,576
FY12 % Restated	82.5%	6.1%	11.4%	100.0%

	Fair value hierarchy
Debt securities - Shareholder assets 2013	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
UK Government	3,968	629	10	4,607
Non-UK Government	4,532	5,503	167	10,202
Europe	4,490	2,719	167	7,376
North America	30	2,448	-	2,478
Asia Pacific & Other	12	336	-	348
Corporate bonds - Public utilities	583	2,942	18	3,543
Corporate convertible bonds	-	-	80	80
Other corporate bonds	3,459	9,568	277	13,304
Other	211	1,354	59	1,624
Total	12,753	19,996	611	33,360
Total %	38.2%	59.9%	1.9%	100.0%
Assets of operations classified as held for sale	235	26	-	261
Total (excluding assets held for sale)	12,518	19,970	611	33,099
Total % (excluding assets held for sale)	37.8%	60.3%	1.9%	100.0%
FY12 Restated	25,046	36,234	427	61,707
FY12 % Restated	40.6%	58.7%	0.7%	100.0%

1.9% (FY12: 0.7%) of shareholder exposure to debt securities is fair valued using models with significant unobservable market parameters (classified as Fair Value Level 3). Where estimates are used, these are based on a combination of independent third party evidence and internally developed models, calibrated to market observable data where possible.
      38.2% (FY12: 40.6%) of shareholder exposure to debt securities is based on quoted prices in an active market and are therefore classified as Fair Value Level 1. This has decreased due to the reclassification of certain debt securities to Level 2 as a result of the enhanced understanding of pricing vendor methodologies for the fair value classification, partially offset by the sale of our US business where the majority of our Level 2 investments were held. Excluding assets held for sale, 37.8% of shareholder debt securities are classified as Level 1.

D3 - Analysis of asset quality continued

D3.3 - Financial investments continued
D3.3.1 - Debt securities continued

	External ratings
Debt securities - Total 2013	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	-	17,175	46	-	-	76	17,297
UK local authorities	-	-	-	-	-	133	133
Non-UK Government	10,968	16,083	3,173	13,104	399	167	43,894
	10,968	33,258	3,219	13,104	399	376	61,324
Corporate
Public utilities	6	108	4,001	3,381	83	434	8,013
Convertibles and bonds with warrants	-	-	-	303	-	86	389
Other corporate bonds	4,037	7,225	16,784	13,353	1,834	5,842	49,075
	4,043	7,333	20,785	17,037	1,917	6,362	57,477
Certificates of deposits	3	511	412	6	-	2	934
Structured
RMBS1 non-agency ALT A	-	-	-	-	-	-	-
RMBS1 non-agency prime	111	22	-	9	-	10	152
RMBS1 agency	-	-	-	-	-	-	-
	111	22	-	9	-	10	152
CMBS2	186	86	15	48	-	1	336
ABS3	50	329	172	32	89	10	682
CDO (including CLO)4	444	-	-	-	-	-	444
ABCP5	29	-	-	-	-	5	34
	709	415	187	80	89	16	1,496
Wrapped credit	-	18	293	83	34	46	474
Other	598	371	1,481	1,276	1,169	53	4,948
Total	16,432	41,928	26,377	31,595	3,608	6,865	126,805
Total %	13.0%	33.1%	20.8%	24.9%	2.8%	5.4%	100.0%
Assets of operations classified as held for sale	7	10	140	2,212	35	16	2,420
Total (excluding assets held for sale)	16,425	41,918	26,237	29,383	3,573	6,849	124,385
Total % (excluding assets held for sale)	13.2%	33.7%	21.1%	23.6%	2.9%	5.5%	100.0%
FY12 Restated	39,467	27,401	38,594	41,147	6,745	8,423	161,777
FY12 % Restated	24.4%	16.9%	23.9%	25.4%	4.2%	5.2%	100.0%

1 RMBS - Residential Mortgage Backed Security.
2 CMBS - Commercial Mortgage Backed Security.
3 ABS - Asset Backed Security.
4 CDO - Collateralised Debt Obligation, CLO - Collateralised Loan Obligation.
5 ABCP - Asset Backed Commercial Paper.

D3 - Analysis of asset quality continued

D3.3 - Financial investments continued
D3.3.1 - Debt securities continued

	External ratings
Debt securities - Policyholders assets 2013	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	-	3,290	1	-	-	-	3,291
UK local authorities	-	-	-	-	-	-	-
Non-UK Government	426	183	797	528	30	34	1,998
	426	3,473	798	528	30	34	5,289
Corporate
Public utilities	-	13	124	85	4	19	245
Convertibles and bonds with warrants	-	-	-	-	-	1	1
Other corporate bonds	83	516	2,256	1,329	424	875	5,483
	83	529	2,380	1,414	428	895	5,729
Certificates of deposits	-	409	281	4	-	2	696
Structured
RMBS1 non-agency ALT A	-	-	-	-	-	-	-
RMBS1 non-agency prime	-	-	-	-	-	-	-
RMBS1 agency	-	-	-	-	-	-	-
	-	-	-	-	-	-	-
CMBS2	3	-	-	2	-	-	5
ABS3	-	6	9	-	-	-	15
CDO (including CLO)4	-	-	-	-	-	-	-
ABCP5	-	-	-	-	-	-	-
	3	6	9	2	-	-	20
Wrapped credit	-	-	8	3	-	-	11
Other	133	82	326	281	257	11	1,090
Total	645	4,499	3,802	2,232	715	942	12,835
Total %	5.0%	35.0%	29.6%	17.4%	5.6%	7.4%	100.0%
Assets of operations classified as held for sale	6	-	3	7	-	-	16
Total (excluding assets held for sale)	639	4,499	3,799	2,225	715	942	12,819
Total % (excluding assets held for sale)	5.0%	35.1%	29.6%	17.4%	5.6%	7.3%	100.0%
FY12 Restated	5,205	1,389	4,710	3,704	999	487	16,494
FY12 % Restated	31.5%	8.4%	28.6%	22.4%	6.1%	3.0%	100.0%

D3 - Analysis of asset quality continued

D3.3 - Financial investments continued
D3.3.1 - Debt securities continued

	External ratings
Debt securities - Participating fund assets 2013	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	-	9,523	-	-	-	9	9,532
UK local authorities	-	-	-	-	-	-	-
Non-UK Government	6,255	12,459	1,505	10,993	351	131	31,694
	6,255	21,982	1,505	10,993	351	140	41,226
Corporate
Public utilities	-	59	1,567	2,320	79	200	4,225
Convertibles and bonds with warrants	-	-	-	300	-	8	308
Other corporate bonds	2,972	5,374	9,399	8,676	1,119	2,748	30,288
	2,972	5,433	10,966	11,296	1,198	2,956	34,821
Certificates of deposits	-	37	75	2	-	-	114
Structured
RMBS1 non-agency ALT A	-	-	-	-	-	-	-
RMBS1 non-agency prime	39	-	-	9	-	-	48
RMBS1 agency	-	-	-	-	-	-	-
	39	-	-	9	-	-	48
CMBS2	70	35	9	31	-	1	146
ABS3	18	29	66	17	28	-	158
CDO (including CLO)4	444	-	-	-	-	-	444
ABCP5	7	-	-	-	-	-	7
	539	64	75	48	28	1	755
Wrapped credit	-	13	42	20	-	-	75
Other	431	267	1,070	921	844	38	3,571
Total	10,236	27,796	13,733	23,289	2,421	3,135	80,610
Total %	12.7%	34.5%	17.0%	28.9%	3.0%	3.9%	100.0%
Assets of operations classified as held for sale	-	10	131	1,958	30	14	2,143
Total (excluding assets held for sale)	10,236	27,786	13,602	21,331	2,391	3,121	78,467
Total % (excluding assets held for sale)	13.1%	35.4%	17.3%	27.2%	3.0%	4.0%	100.0%
FY12 Restated	21,974	17,135	16,104	22,019	3,822	2,522	83,576
FY12 % Restated	26.3%	20.5%	19.3%	26.3%	4.6%	3.0%	100.0%

D3 - Analysis of asset quality continued

D3.3 - Financial investments continued
D3.3.1 - Debt securities continued

	External ratings
Debt securities - Shareholder assets 2013	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	-	4,362	45	-	-	67	4,474
UK local authorities	-	-	-	-	-	133	133
Non-UK Government	4,287	3,441	871	1,583	18	2	10,202
	4,287	7,803	916	1,583	18	202	14,809
Corporate
Public utilities	6	36	2,310	976	-	215	3,543
Convertibles and bonds with warrants	-	-	-	3	-	77	80
Other corporate bonds	982	1,335	5,129	3,348	291	2,219	13,304
	988	1,371	7,439	4,327	291	2,511	16,927
Certificates of deposits	3	65	56	-	-	-	124
Structured
RMBS1 non-agency ALT A	-	-	-	-	-	-	-
RMBS1 non-agency prime	72	22	-	-	-	10	104
RMBS1 agency	-	-	-	-	-	-	-
	72	22	-	-	-	10	104
CMBS2	113	51	6	15	-	-	185
ABS3	32	294	97	15	61	10	509
CDO (including CLO)4	-	-	-	-	-	-	-
ABCP5	22	-	-	-	-	5	27
	167	345	103	30	61	15	721
Wrapped credit	-	5	243	60	34	46	388
Other	34	22	85	74	68	4	287
Total	5,551	9,633	8,842	6,074	472	2,788	33,360
Total %	16.6%	28.9%	26.5%	18.2%	1.4%	8.4%	100.0%
Assets of operations classified as held for sale	1	-	6	247	5	2	261
Total (excluding assets held for sale)	5,550	9,633	8,836	5,827	467	2,786	33,099
Total % (excluding assets held for sale)	16.8%	29.1%	26.7%	17.6%	1.4%	8.4%	100.0%
FY12 Restated	12,288	8,877	17,780	15,424	1,924	5,414	61,707
FY12 % Restated	19.9%	14.4%	28.8%	25.0%	3.1%	8.8%	100.0%

The overall quality of the book remains strong, despite the continuing downgrade activity by the major rating agencies during the period. 44% of shareholder exposure to debt securities is in government holdings (FY12: 25%). Our corporate debt securities portfolio represents 51% (FY12: 66%) of total shareholder debt securities.
      The majority of non-rated corporate bonds are held by our businesses in the UK.
      At 31 December 2013, the proportion of our shareholder debt securities that are investment grade remained stable at 90.2%
(FY12: 88.1%). The remaining 9.8% of shareholder debt securities that do not have an external rating of BBB or higher can be split as follows:
■ 1.4% are debt securities that are rated as below investment grade;
■ 8.4% are not rated by the major rating agencies.

Of the securities not rated by an external agency most are allocated an internal rating using a methodology largely consistent with that adopted by an external rating agency, and are considered to be of investment grade credit quality; these include £2.4 billion of debt securities held in our UK Life business, predominantly made up of private placements and other corporate bonds, which have been internally rated as investment grade.
      The Group has extremely limited exposure to CDOs, CLOs and 'Sub-prime' debt securities.
      Asset backed securities (ABS) are held primarily by our UK Life business (£496 million). 86.1% of the Group's shareholder holdings in ABS are investment grade. ABS that either have a rating below BBB or are not rated represent approximately 0.2% of shareholder exposure to debt securities.

D3 - Analysis of asset quality continued

D3.3 - Financial investments continued
D3.3.2 - Equity securities

				2013				Restated 2012
	Fair value hierarchy				Fair value hierarchy
Equity securities - Total assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Public utilities	3,716	-	-	3,716	3,696	-	-	3,696
Banks, trusts and insurance companies	7,536	88	383	8,007	7,150	72	415	7,637
Industrial miscellaneous and all other	25,186	14	60	25,260	22,327	158	58	22,543
Non-redeemable preferred shares	397	-	-	397	437	-	-	437
Total	36,835	102	443	37,380	33,610	230	473	34,313
Total %	98.5%	0.3%	1.2%	100.0%	98.0%	0.7%	1.3%	100.0%
Assets of operations classified as held for sale	52	-	2	54	1,068	180	-	1,248
Total (excluding assets held for sale)	36,783	102	441	37,326	32,542	50	473	33,065
Total % (excluding assets held for sale)	98.5%	0.3%	1.2%	100.0%	98.4%	0.2%	1.4%	100.0%

				2013				Restated 2012
	Fair value hierarchy				Fair value hierarchy
Equity securities - Policyholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Public utilities	2,727	-	-	2,727	2,575	-	-	2,575
Banks, trusts and insurance companies	4,982	57	1	5,040	3,991	-	2	3,993
Industrial miscellaneous and all other	17,967	-	2	17,969	15,852	137	1	15,990
Non-redeemable preferred shares	100	-	-	100	90	-	-	90
Total	25,776	57	3	25,836	22,508	137	3	22,648
Total %	99.8%	0.2%	0.0%	100.0%	99.4%	0.6%	0.0%	100.0%
Assets of operations classified as held for sale	2	-	-	2	1,057	119	-	1,176
Total (excluding assets held for sale)	25,774	57	3	25,834	21,451	18	3	21,472
Total % (excluding assets held for sale)	99.8%	0.2%	0.0%	100.0%	99.9%	0.1%	0.0%	100.0%

				2013				Restated 2012
	Fair value hierarchy				Fair value hierarchy
Equity securities - Participating fund assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Public utilities	985	-	-	985	1,103	-	-	1,103
Banks, trusts and insurance companies	2,392	30	88	2,510	2,515	-	86	2,601
Industrial miscellaneous and all other	6,977	14	44	7,035	6,363	21	45	6,429
Non-redeemable preferred shares	14	-	-	14	24	-	-	24
Total	10,368	44	132	10,544	10,005	21	131	10,157
Total %	98.3%	0.4%	1.3%	100.0%	98.5%	0.2%	1.3%	100.0%
Assets of operations classified as held for sale	49	-	-	49	-	-	-	-
Total (excluding assets held for sale)	10,319	44	132	10,495	10,005	21	131	10,157
Total % (excluding assets held for sale)	98.3%	0.4%	1.3%	100.0%	98.5%	0.2%	1.3%	100.0%

				2013				Restated 2012
	Fair value hierarchy				Fair value hierarchy
Equity securities - Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Public utilities	4	-	-	4	18	-	-	18
Banks, trusts and insurance companies	162	1	294	457	644	72	327	1,043
Industrial miscellaneous and all other	242	-	14	256	112	-	12	124
Non-redeemable preferred shares	283	-	-	283	323	-	-	323
Total	691	1	308	1,000	1,097	72	339	1,508
Total %	69.1%	0.1%	30.8%	100.0%	72.7%	4.8%	22.5%	100.0%
Assets of operations classified as held for sale	1	-	2	3	11	61	-	72
Total (excluding assets held for sale)	690	1	306	997	1,086	11	339	1,436
Total % (excluding assets held for sale)	69.2%	0.1%	30.7%	100.0%	75.6%	0.8%	23.6%	100.0%

69.1% of our shareholder exposure to equity securities is based on quoted prices in an active market and as such is classified as Level 1 (FY12: 72.7%). The decrease in Level 1 shareholder equity securities reflects the sale of our holding in Delta Lloyd during the year. Excluding assets of operations classified as held for sale, 69.2% of shareholder exposure is to equities that are Level 1 (FY12: 75.6%).
      Shareholder investments include a strategic holding in Italian banks of £258 million (£132 million, net of any non-controlling interest share in the Group companies that own the investments).

D3 - Analysis of asset quality continued

D3.3 - Financial investments continued
D3.3.3 - Other investments

				2013				Restated 2012
	Fair value hierarchy				Fair value hierarchy
Other investments - Total	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Unit trusts and other investment vehicles	22,939	3,288	2,379	28,606	19,170	3,709	2,703	25,582
Derivative financial instruments	222	729	107	1,058	340	1,203	47	1,590
Deposits with credit institutions	590	11	-	601	702	11	26	739
Minority holdings in property management undertakings	-	255	541	796	-	727	-	727
Other	381	-	9	390	321	-	109	430
Total	24,132	4,283	3,036	31,451	20,533	5,650	2,885	29,068
Total %	76.7%	13.6%	9.7%	100.0%	70.6%	19.4%	10.0%	100.0%
Assets of operations classified as held for sale	55	-	146	201	445	709	396	1,550
Total (excluding assets held for sale)	24,077	4,283	2,890	31,250	20,088	4,941	2,489	27,518
Total % (excluding assets held for sale)	77.0%	13.7%	9.3%	100.0%	73.0%	18.0%	9.0%	100.0%

				2013				Restated 2012
	Fair value hierarchy				Fair value hierarchy
Other investments - Policyholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Unit trusts and other investment vehicles	22,713	3,108	3	25,824	18,909	3,423	56	22,388
Derivative financial instruments	20	5	-	25	34	7	-	41
Deposits with credit institutions	401	-	-	401	515	-	-	515
Minority holdings in property management undertakings	-	-	-	-	-	6	-	6
Other	313	-	-	313	311	-	-	311
Total	23,447	3,113	3	26,563	19,769	3,436	56	23,261
Total %	88.3%	11.7%	0.0%	100.0%	85.0%	14.8%	0.2%	100.0%
Assets of operations classified as held for sale	12	-	-	12	206	51	-	257
Total (excluding assets held for sale)	23,435	3,113	3	26,551	19,563	3,385	56	23,004
Total % (excluding assets held for sale)	88.3%	11.7%	0.0%	100.0%	85.0%	14.8%	0.2%	100.0%

				2013				Restated 2012
	Fair value hierarchy				Fair value hierarchy
Other investments - Participating fund assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Unit trusts and other investment vehicles	1	167	2,243	2,411	-	264	2,231	2,495
Derivative financial instruments	182	407	97	686	132	300	-	432
Deposits with credit institutions	40	-	-	40	44	-	-	44
Minority holdings in property management undertakings	-	241	438	679	-	605	-	605
Other	58	-	6	64	-	-	62	62
Total	281	815	2,784	3,880	176	1,169	2,293	3,638
Total %	7.2%	21.0%	71.8%	100.0%	4.9%	32.1%	63.0%	100.0%
Assets of operations classified as held for sale	6	-	124	130	70	-	-	70
Total (excluding assets held for sale)	275	815	2,660	3,750	106	1,169	2,293	3,568
Total % (excluding assets held for sale)	7.3%	21.7%	71.0%	100.0%	3.0%	32.8%	64.2%	100.0%

				2013				Restated 2012
	Fair value hierarchy				Fair value hierarchy
Other investments - Shareholders assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Unit trusts and other investment vehicles	225	13	133	371	261	22	416	699
Derivative financial instruments	20	317	10	347	174	896	47	1,117
Deposits with credit institutions	149	11	-	160	143	11	26	180
Minority holdings in property management undertakings	-	14	103	117	-	116	-	116
Other	10	-	3	13	10	-	47	57
Total	404	355	249	1,008	588	1,045	536	2,169
Total %	40.1%	35.2%	24.7%	100.0%	27.1%	48.2%	24.7%	100.0%
Assets of operations classified as held for sale	37	-	22	59	169	658	396	1,223
Total (excluding assets held for sale)	367	355	227	949	419	387	140	946
Total % (excluding assets held for sale)	38.7%	37.4%	23.9%	100.0%	44.3%	40.9%	14.8%	100.0%

In total 75.3% (FY12: 75.3%) of shareholder other investments are classified as Level 1 or 2 in the fair value hierarchy. The unit trusts and other investment vehicles invest in a variety of assets, which can include cash equivalents, debt, equity and property securities.

D3 - Analysis of asset quality continued

D3.3 - Financial investments continued
D3.3.4 - Available for sale investments - Impairments and duration and amount of unrealised losses
The total impairment expense for 2013 for AFS debt securities was £12 million (FY12: £12 million). The total AFS impairment expense relates to corporate bonds that are not yet in default but showed continued deterioration in market value from the previous impairment value.
      Total unrealised losses on AFS debt securities, equity securities and other investments at 31 December 2013 were £8 million (FY12: £74 million), £nil (FY12: £nil) and £nil (FY12: £5 million) respectively

  We have not recognised an impairment charge in respect of these unrealised losses as we believe the decline in fair value of these securities, relative to their amortised cost, to be temporary.
	0 - 6 months		7 - 12 months		more than 12 months		Total
2013	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m
Less than 20% loss position:
Debt securities	25	-	9	-	279	(6)	313	(6)
Equity securities	-	-	-	-	-	-	-	-
Other investments	-	-	-	-	3	-	3	-
	25	-	9	-	282	(6)	316	(6)
20%-50% loss position:
Debt securities	-	-	-	-	3	(2)	3	(2)
Equity securities	-	-	-	-	-	-	-	-
Other investments	-	-	-	-	-	-	-	-
	-	-	-	-	3	(2)	3	(2)
Greater than 50% loss position:
Debt securities	-	-	-	-	-	-	-	-
Equity securities	-	-	-	-	-	-	-	-
Other investments	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-
Total
Debt securities	25	-	9	-	282	(8)	316	(8)
Equity securities	-	-	-	-	-	-	-	-
Other investments	-	-	-	-	3	-	3	-
	25	-	9	-	285	(8)	319	(8)
Assets of operations classified as held for sale	-	-	-	-	-	-	-	-
Total (excluding assets held for sale)	25	-	9	-	285	(8)	319	(8)

1 Only includes AFS securities that are in unrealised loss positions.

	0 - 6 months		7 - 12 months		more than 12 months		Total
2012	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m
Less than 20% loss position:
Debt securities	2,006	(14)	53	(3)	534	(11)	2,593	(28)
Equity securities	-	-	-	-	2	-	2	-
Other investments	8	-	8	-	20	(3)	36	(3)
	2,014	(14)	61	(3)	556	(14)	2,631	(31)
20%-50% loss position:
Debt securities	-	-	-	-	70	(34)	70	(34)
Equity securities	-	-	-	-	-	-	-	-
Other investments	-	-	2	(1)	2	(1)	4	(2)
	-	-	2	(1)	72	(35)	74	(36)
Greater than 50% loss position:
Debt securities	-	-	-	-	7	(12)	7	(12)
Equity securities	-	-	-	-	-	-	-	-
Other investments	-	-	-	-	-	-	-	-
	-	-	-	-	7	(12)	7	(12)
Total
Debt securities	2,006	(14)	53	(3)	611	(57)	2,670	(74)
Equity securities	-	-	-	-	2	-	2	-
Other investments	8	-	10	(1)	22	(4)	40	(5)
	2,014	(14)	63	(4)	635	(61)	2,712	(79)
Assets of operations classified as held for sale	2,014	(14)	63	(4)	231	(58)	2,308	(76)
Total (excluding assets held for sale)	-	-	-	-	404	(3)	404	(3)

1 Only includes AFS securities that are in unrealised loss positions.

D3 - Analysis of asset quality continued

D3.3 - Financial investments continued
D3.3.5 - Exposures to peripheral European countries
Included in our debt securities and other financial assets are exposures to peripheral European countries. All of these assets are valued on a mark to market basis under IAS 39, and therefore our statement of financial position and income statement already reflect any reduction in value between the date of purchase and the balance sheet date. The significant majority of these holdings are within our participating funds where the risk to our shareholders is governed by the nature and extent of our participation within those funds.
      Net of non-controlling interests, our direct shareholder and participating fund asset exposure to the government (and local authorities and agencies) of Italy is £4.9 billion (FY12: £4.9 billion). Gross of non-controlling interests, 96% of our shareholder asset exposure to Italy arises from the investment exposure of our Italian business.

Direct sovereign exposures to Greece, Ireland, Portugal, Italy and Spain (net of non-controlling interests, excluding policyholder assets)

	Participating		Shareholder		Total
	2013 £bn	2012 £bn	2013 £bn	2012 £bn	2013 £bn	2012 £bn
Greece	-	-	-	-	-	-
Ireland	0.4	0.4	-	-	0.4	0.4
Portugal	0.2	0.3	-	-	0.2	0.3
Italy	4.5	4.5	0.4	0.4	4.9	4.9
Spain	0.9	0.9	0.5	0.5	1.4	1.4
Total Greece, Ireland, Portugal, Italy and Spain	6.0	6.1	0.9	0.9	6.9	7.0

Direct sovereign exposures to Greece, Ireland, Portugal, Italy and Spain (gross of non-controlling interests, excluding policyholder assets)

	Participating		Shareholder		Total
	2013 £bn	2012 £bn	2013 £bn	2012 £bn	2013 £bn	2012 £bn
Greece	-	-	-	-	-	-
Ireland	0.4	0.4	-	-	0.4	0.4
Portugal	0.2	0.3	-	-	0.2	0.3
Italy	8.5	8.5	0.6	0.6	9.1	9.1
Spain	1.4	1.3	0.9	0.9	2.3	2.2
Total Greece, Ireland, Portugal, Italy and Spain	10.5	10.5	1.5	1.5	12.0	12.0

D3 - Analysis of asset quality continued

D3.3 - Financial investments continued
D3.3.6 - Non UK Government debt securities (gross of non-controlling interests)

	Policyholder		Participating		Shareholder		Total
Non UK Government Debt Securities	2013 £m	Restated 2012 £m	2013 £m	Restated 2012 £m	2013 £m	2012 £m	2013 £m	Restated 2012 £m
Austria	9	14	636	634	133	123	778	771
Belgium	29	45	1,475	1,342	154	172	1,658	1,559
France	108	189	9,714	9,073	1,909	1,944	11,731	11,206
Germany	146	217	1,922	2,390	763	957	2,831	3,564
Greece	-	-	1	-	-	-	1	-
Ireland	21	35	364	363	28	26	413	424
Italy	255	263	8,458	8,518	628	617	9,341	9,398
Netherlands	43	65	1,222	1,194	399	228	1,664	1,487
Poland	649	673	885	1,015	490	445	2,024	2,133
Portugal	-	-	187	257	-	-	187	257
Spain	101	36	1,355	1,317	930	854	2,386	2,207
European Supranational debt	89	136	2,612	2,928	1,583	1,470	4,284	4,534
Other European countries	91	238	587	646	359	421	1,037	1,305
Europe	1,541	1,911	29,418	29,677	7,376	7,257	38,335	38,845

Canada	7	18	171	195	2,198	2,517	2,376	2,730
United States	112	131	32	40	280	1,665	424	1,836
North America	119	149	203	235	2,478	4,182	2,800	4,566

Singapore	8	7	450	453	288	276	746	736
Sri Lanka	1	1	7	3	-	-	8	4
Other	329	625	1,616	1,291	60	393	2,005	2,309
Asia Pacific and other	338	633	2,073	1,747	348	669	2,759	3,049
Total	1,998	2,693	31,694	31,659	10,202	12,108	43,894	46,460
Less: assets of operations classified as held for sale	13	197	1,649	556	201	2,274	1,863	3,027
Total (excluding assets held for sale)	1,985	2,496	30,045	31,103	10,001	9,834	42,031	43,433

At 31 December 2013, the Group's total non-UK government debt securities stood at £43.9 billion (FY12: £46.5 billion), a decrease of £2.6 billion. The significant majority of these holdings are within our participating funds where the risk to our shareholders is governed by the nature and extent of our participation within those funds.
      Our direct shareholder asset exposure to non-UK government debt securities amounts to £10.2 billion (FY12: £12.1 billion). The primary exposures, relative to total shareholder non-UK government debt exposure, are to Canadian (22%), French (19%), Spanish (9%), German (7%) and Italian (6%) government debt securities.
      The participating funds exposure to non-UK government debt amounts to £31.7 billion (FY12: £31.7 billion). The primary exposures, relative to total non-UK government debt exposures included within our participating funds, are to the government debt securities of France (31%), Italy (27%), Germany (6%), Belgium (5%), Spain (4%) and Netherlands (4%).

D3 - Analysis of asset quality continued

D3.3 - Financial investments continued
D3.3.7 - Exposure to worldwide bank debt securities

Direct shareholder and participating fund assets exposures to worldwide bank debt securities (net of non-controlling interests, excluding policyholder assets)

	Shareholder assets			Participating fund assets
2013	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn
Austria	-	-	-	0.2	-	0.2
France	0.2	-	0.2	3.4	0.9	4.3
Germany	-	-	-	0.5	0.5	1.0
Italy	0.1	0.1	0.2	0.3	0.1	0.4
Netherlands	0.2	0.2	0.4	1.8	0.1	1.9
Spain	0.8	0.1	0.9	0.9	0.1	1.0
United Kingdom	0.6	0.3	0.9	0.7	0.9	1.6
United States	0.5	0.1	0.6	1.0	0.1	1.1
Other	0.4	0.3	0.7	1.7	0.5	2.2
Total	2.8	1.1	3.9	10.5	3.2	13.7
Less: assets of operations classified as held for sale	-	-	-	-	-	-
Total (excluding assets held for sale)	2.8	1.1	3.9	10.5	3.2	13.7
FY12 Total	4.2	2.3	6.5	11.7	3.9	15.6

Net of non-controlling interests, our direct shareholder assets exposure to worldwide bank debt securities is £3.9 billion. The reduction from 2012 is principally driven by the disposal of our US business during 2013. The majority of our holding (72%) is in senior debt. The primary exposures are to Spanish (23%), UK (23%) and US (15%) banks.
      Net of non-controlling interests, the participating fund exposures to worldwide bank debt securities, where the risk to our shareholders is governed by the nature and extent of our participation within those funds, is £13.7 billion. The majority of the exposure (77%) is in senior debt. Participating funds are the most exposed to French (31%), Dutch (14%) and UK (12%) banks.

Direct shareholder and participating fund assets exposures to worldwide bank debt securities (gross of non-controlling interests, excluding policyholder assets)

	Shareholder assets			Participating fund assets
2013	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn
Austria	-	-	-	0.2	-	0.2
France	0.2	-	0.2	3.8	0.9	4.7
Germany	0.1	-	0.1	0.6	0.5	1.1
Italy	0.1	0.1	0.2	0.7	0.1	0.8
Netherlands	0.2	0.2	0.4	1.8	0.2	2.0
Spain	1.1	0.1	1.2	1.2	0.1	1.3
United Kingdom	0.6	0.3	0.9	0.8	1.0	1.8
United States	0.5	0.2	0.7	1.0	0.1	1.1
Other	0.5	0.3	0.8	2.0	0.6	2.6
Total	3.3	1.2	4.5	12.1	3.5	15.6
Less: assets of operations classified as held for sale	-	-	-	-	-	-
Total (excluding assets held for sale)	3.3	1.2	4.5	12.1	3.5	15.6
FY12 Total	4.9	2.4	7.3	13.3	4.4	17.7

Gross of non-controlling interests, our direct shareholder assets exposure to worldwide bank debt securities is £4.5 billion. The majority of our holding (73%) is in senior debt. The primary exposures are to Spanish (27%), UK (20%) and US (16%) banks.
      Gross of non-controlling interests, the participating fund exposures to worldwide bank debt securities, where the risk to our shareholders is governed by the nature and extent of our participation within those funds, is £15.6 billion. The majority of the exposure (78%) is in senior debt. Participating funds are the most exposed to French (30%), Dutch (13%) and UK (12%) banks.

D3 - Analysis of asset quality continued

D3.4 - Reinsurance assets
The Group assumes and cedes reinsurance in the normal course of business, with retention limits varying by line of business. Reinsurance assets primarily include balances due from both insurance and reinsurance companies for ceded insurance liabilities. Amounts recoverable from reinsurers are estimated in a manner consistent with the outstanding claims provisions or settled claims associated with the reinsured policies and in accordance with the relevant reinsurance contract.
      If a reinsurance asset is impaired, the Group reduces the carrying amount accordingly and recognises that impairment loss in the income statement. A reinsurance asset is impaired if there is objective evidence, as a result of an event that occurred after initial recognition of the reinsurance asset, that the Group may not receive all amounts due to it under the terms of the contract, and the event has a reliably measurable impact on the amounts that the Group will receive from the reinsurer.
      For the table below, reinsurance asset credit ratings are stated in accordance with information from leading rating agencies.

	Financial assets that are past due but not impaired
Arrears 2013	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months - 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Total £m
Policyholders assets	2,043	-	-	-	-	-	2,043
Participating fund assets	628	-	-	-	-	-	628
Shareholder assets	4,586	-	-	-	-	-	4,586
Total	7,257	-	-	-	-	-	7,257
Total %	100.0%	0.0%	0.0%	0.0%	0.0%	0.0%	100.0%
Assets of operations classified as held for sale	37	-	-	-	-	-	37
Total (excluding assets held for sale)	7,220	-	-	-	-	-	7,220
Total % (excluding assets held for sale)	100.0%	0.0%	0.0%	0.0%	0.0%	0.0%	100.0%
FY 2012	7,567	-	-	-	-	-	7,567
FY 2012%	100.0%	-	-	-	-	-	100.0%

	Ratings
Ratings 2013	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Policyholders assets	-	10	1,608	43	-	382	2,043
Participating fund assets	-	194	433	-	-	1	628
Shareholder assets	25	3,684	650	35	6	186	4,586
Total	25	3,888	2,691	78	6	569	7,257
Total %	0.3%	53.6%	37.1%	1.1%	0.1%	7.8%	100.0%
Assets of operations classified as held for sale	-	17	-	9	-	11	37
Total (excluding assets held for sale)	25	3,871	2,691	69	6	558	7,220
Total % (excluding assets held for sale)	0.3%	53.6%	37.3%	1.0%	0.1%	7.7%	100.0%
FY 2012	28	4,795	2,281	56	5	402	7,567
FY 2012%	0.4%	63.4%	30.1%	0.7%	0.1%	5.3%	100.0%

D3 - Analysis of asset quality continued
D3.5 - Receivables and other financial assets

	Financial assets that are past due but not impaired
Arrears 2013	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months - 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Total £m
Policyholders assets	227	29	-	1	1	-	258
Participating fund assets	2,031	1	-	1	-	-	2,033
Shareholder assets	4,753	26	26	16	21	4	4,846
Total	7,011	56	26	18	22	4	7,137
Total %	98.2%	0.8%	0.4%	0.2%	0.3%	0.1%	100.0%
Assets of operations classified as held for sale	77	-	-	-	-	-	77
Total (excluding assets held for sale)	6,934	56	26	18	22	4	7,060
Total % (excluding held for sale)	98.2%	0.8%	0.4%	0.2%	0.3%	0.1%	100.0%
FY 2012 Restated	7,790	46	13	14	26	-	7,889
FY 2012 % Restated	98.7%	0.6%	0.2%	0.2%	0.3%	0.0%	100.0%

Credit terms vary from subsidiary to subsidiary, and from country to country, and are set locally within overall credit limits prescribed by the Group credit limit framework, and in line with the Group Credit Policy.
      The credit quality of receivables and other financial assets is managed at the local business unit level. Where assets classed as 'past due and impaired' exceed local credit limits, and are also deemed at sufficiently high risk of default, an analysis of the asset is performed and a decision is made whether to seek sufficient collateral from the counterparty or to write down the value of the asset as impaired.
      The Group reviews the carrying value of its receivables at each reporting period. If the carrying value of a receivable or other financial asset is greater than the recoverable amount, the carrying value is reduced through a charge to the income statement in the period of impairment.

D3.6 - Cash and cash equivalents
Cash and cash equivalents consist of cash at banks and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Such investments are normally those with less than three months maturity from the date of acquisition, and include certificates of deposit with maturities of less than three months at date of issue.

D4 - Pension fund assets

In addition to the assets recognised directly on the Group's statement of financial position outlined in the disclosures above, the Group is also exposed to the "Scheme assets" that are shown net of the present value of scheme liabilities within the IAS 19 net pension surplus. Pension surpluses are included within other assets and pension deficits are recognised within provisions in the Group's consolidated statement of financial position.

Total scheme assets are comprised in the UK, Ireland and Canada as follows:

	2013				2012
	UK £m	Ireland £m	Canada £m	Total £m	UK £m	Ireland £m	Canada £m	Total £m
Bonds1
Fixed interest government	1,500	139	69	1,708	1,601	130	76	1,807
Fixed interest corporate	2,776	10	60	2,846	2,595	14	45	2,654
Index-linked	4,502	112	-	4,614	4,492	116	-	4,608
Equities	900	99	81	1,080	909	87	92	1,088
Property	1,074	13	-	1,087	914	12	-	926
Cash	518	1	21	540	514	44	13	571
Derivatives	225	55	-	280	386	1	-	387
Other1	239	2	2	243	236	2	2	240
Total fair value of assets	11,734	431	233	12,398	11,647	406	228	12,281

1 £179 million of transferrable insurance policies with other Group companies in the UK, previously disclosed within bonds, has been to reclassified to other assets for 2012.

D4 - Pension fund assets continued

Total scheme assets are analysed by those that have a quoted price in an active market and those that do not as follows:

	2013			2012
	Total Quoted £m	Total Unquoted £m	Total £m	Total Quoted £m	Total Unquoted £m	Total £m
Bonds1
Fixed interest government	808	900	1,708	1,566	241	1,807
Fixed interest corporate	10	2,836	2,846	7	2,647	2,654
Index-linked	3,864	750	4,614	2,698	1,910	4,608
Equities	409	671	1,080	484	604	1,088
Property	-	1,087	1,087	-	926	926
Cash	540	-	540	571	-	571
Derivatives	88	192	280	15	372	387
Other 1	-	243	243	-	240	240
Total fair value of assets	5,719	6,679	12,398	5,341	6,940	12,281

1    £179 million of transferrable insurance policies with other Group companies in the UK, previously disclosed within bonds, has been  reclassified to other assets for 2012.

Risk management and asset allocation strategy
The long-term investment objectives of the trustees and the employers are to limit the risk of the assets failing to meet the liabilities of the schemes over the long term, and to maximise returns consistent with an acceptable level of risk so as to control the long-term costs of these schemes. To meet these objectives, each scheme's assets are invested in a portfolio, consisting primarily (nearly 75%) of debt securities. The investment strategy will continue to evolve over time and is expected to match to the liability profile increasingly closely.

Main UK Scheme
The Company works closely with the trustee, who is required to consult it on the investment strategy.
      Interest rate and inflation risks are managed using a combination of liability-matching assets and swaps. Exposure to equity risk has been reducing over time and credit risk is managed within risk appetite. Currency risk is relatively small and is largely hedged. The other principal risk is longevity risk. On 5 March 2014, ASPS entered into a longevity swap covering approximately £5 billion of pensioner in payment scheme liabilities. The swap transfers longevity risk to three external reinsurers.

Other schemes
The other schemes are considerably less material but their risks are managed in a similar way to those in the main UK scheme.
      Refer to Note B16 for details on the movements in the main schemes' surpluses and deficits.

D5 - Available funds

To ensure access to liquidity as and when needed, the Group maintains £1.5 billion of undrawn committed central borrowing facilities with various highly rated banks, £0.75 billion of which is allocated to support the credit ratings of Aviva plc's commercial paper programmes. The expiry profile of the undrawn committed central borrowing facilities is as follows:

2013	2013 £m	2012 £m
Expiring within one year	400	420
Expiring beyond one year	1,100	1,725
Total	1,500	2,145

D6 - Guarantees

As a normal part of their operating activities, various Group companies have given guarantees and options, including investment return guarantees, in respect of certain long-term insurance and fund management products.
      For the UK Life with-profit business, provisions in respect of these guarantees and options are calculated on a market consistent basis, in which stochastic models are used to evaluate the level of risk (and additional cost) under a number of economic scenarios, which allow for the impact of volatility in both interest rates and equity prices. For UK Life non-profit business, provisions do not materially differ from those determined on a market consistent basis.
      In all other businesses, provisions for guarantees and options are calculated on a local basis with sensitivity analysis undertaken where appropriate to assess the impact on provisioning levels of a movement in interest rates and equity levels (typically a 1% decrease in interest rates and 10% decline in equity markets).

VNB & Sales analysis

E1 - Trend analysis of VNB (continuing operations1) - cumulative

										Growth on 4Q12 YTD
Gross of tax and non-controlling interests	1Q12 YTD £m	2Q12 YTD £m	3Q12 YTD £m	4Q12 YTD £m	1Q13 YTD £m	2Q13 YTD £m	3Q13 YTD £m	4Q13 YTD £m	Sterling %	Local currency %
United Kingdom	81	182	288	420	108	211	302	435	4%	4%
Ireland	(2)	(6)	(11)	(8)	(1)	1	2	6	175%	167%
United Kingdom & Ireland	79	176	277	412	107	212	304	441	7%	7%
France	35	62	84	119	39	86	112	166	39%	34%
Poland	10	18	23	35	10	21	34	51	46%	42%
Italy	9	14	19	29	4	6	7	15	(48)%	(50)%
Spain	14	21	32	56	5	13	19	33	(41)%	(43)%
Turkey	6	13	20	30	10	20	28	37	23%	28%
Other Europe	-	2	2	2	1	1	1	1	(50)%	(50)%
Europe	74	130	180	271	69	147	201	303	12%	9%
Asia - excluding Malaysia & Sri Lanka	14	29	46	55	19	41	66	91	65%	65%
Value of new business - excluding Malaysia & Sri Lanka	167	335	503	738	195	400	571	835	13%	12%
Malaysia & Sri Lanka	2	8	8	8	1	1	1	1	(88)%	(89)%
Total value of new business	169	343	511	746	196	401	572	836	12%	11%

1    Following the announced disposal of US Life in Q4 2012, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

E2 - Trend analysis of VNB (continuing operations1) - discrete

										Growth on 4Q12
Gross of tax and non-controlling interests	1Q12 Discrete £m	2Q12 Discrete £m	3Q12 Discrete £m	4Q12 Discrete £m	1Q13 Discrete £m	2Q13 Discrete £m	3Q13 Discrete £m	4Q13 Discrete £m	Sterling %	Local currency %
United Kingdom	81	101	106	132	108	103	91	133	1%	1%
Ireland	(2)	(4)	(5)	3	(1)	2	1	4	33%	29%
United Kingdom & Ireland	79	97	101	135	107	105	92	137	1%	1%
France	35	27	22	35	39	47	26	54	54%	48%
Poland	10	8	5	12	10	11	13	17	42%	36%
Italy	9	5	5	10	4	2	1	8	(20)%	(23)%
Spain	14	7	11	24	5	8	6	14	(42)%	(44)%
Turkey	6	7	7	10	10	10	8	9	(10)%	(6)%
Other Europe	-	2	-	-	1	-	-	-	-	-
Europe	74	56	50	91	69	78	54	102	12%	9%
Asia - excluding Malaysia & Sri Lanka	14	15	17	9	19	22	25	25	178%	172%
Value of new business - excluding Malaysia & Sri Lanka	167	168	168	235	195	205	171	264	12%	11%
Malaysia & Sri Lanka	2	6	-	-	1	-	-	-	-	-
Total value of new business	169	174	168	235	196	205	171	264	12%	11%

1    Following the announced disposal of US Life in Q4 2012, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

E3 - Trend analysis of PVNBP (continuing operations1) - cumulative

										Growth on 4Q12 YTD
Present value of new business premiums2	1Q12 YTD £m	2Q12 YTD £m	3Q12 YTD £m	4Q12 YTD £m	1Q13 YTD £m	2Q13 YTD £m	3Q13 YTD £m	4Q13 YTD £m	Sterling %	Local currency %
Life and pensions business
United Kingdom	2,430	5,387	8,002	10,410	2,336	4,441	6,657	9,379	(10)%	(10)%
Ireland	199	342	469	632	117	225	338	469	(26)%	(29)%
United Kingdom & Ireland	2,629	5,729	8,471	11,042	2,453	4,666	6,995	9,848	(11)%	(11)%
France	1,092	1,944	2,671	3,638	1,245	2,373	3,382	4,509	24%	19%
Poland	107	201	274	373	123	227	358	486	30%	25%
Italy	673	1,259	1,603	1,971	614	1,305	1,751	2,235	13%	9%
Spain	402	705	934	1,295	375	641	813	1,224	(5)%	(9)%
Turkey	68	141	212	312	135	253	341	524	68%	76%
Other Europe	56	108	132	158	20	20	20	20	(87)%	(87)%
Europe	2,398	4,358	5,826	7,747	2,512	4,819	6,665	8,998	16%	12%
Asia - excluding Malaysia & Sri Lanka	418	854	1,287	1,673	472	845	1,243	1,628	(3)%	(4)%
Other business3	13	30	79	92	4	7	28	58	(37)%	(37)%
Total life and pensions sales - excluding Malaysia & Sri Lanka	5,458	10,971	15,663	20,554	5,441	10,337	14,931	20,532	-	(2)%
Malaysia & Sri Lanka	24	59	80	92	16	16	16	16	(83)%	(82)%
Total life and pensions sales	5,482	11,030	15,743	20,646	5,457	10,353	14,947	20,548	-	(2)%
Investment sales4	949	1,934	3,400	4,586	1,134	2,498	3,718	4,875	6%	4%
Total long-term savings sales	6,431	12,964	19,143	25,232	6,591	12,851	18,665	25,423	1%	(1)%

1    Following the announced disposal of US Life in Q4 2012, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

2    Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

3 Other business represents the results of Aviva Investors Pooled Pensions.
4 Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.

E4 - Trend analysis of PVNBP (continuing operations1) - discrete

										Growth on 4Q12
Present value of new business premiums2	1Q12 Discrete £m	2Q12 Discrete £m	3Q12 Discrete £m	4Q12 Discrete £m	1Q13 Discrete £m	2Q13 Discrete £m	3Q13 Discrete £m	4Q13 Discrete £m	Sterling %	Local currency %
Life and pensions business
United Kingdom	2,430	2,957	2,615	2,408	2,336	2,105	2,216	2,722	13%	13%
Ireland	199	143	127	163	117	108	113	131	(20)%	(23)%
United Kingdom & Ireland	2,629	3,100	2,742	2,571	2,453	2,213	2,329	2,853	11%	11%
France	1,092	852	727	967	1,245	1,128	1,009	1,127	17%	12%
Poland	107	94	73	99	123	104	131	128	29%	24%
Italy	673	586	344	368	614	691	446	484	32%	26%
Spain	402	303	229	361	375	266	172	411	14%	9%
Turkey	68	73	71	100	135	118	88	183	83%	91%
Other Europe	56	52	24	26	20	-	-	-	(100)%	(100)%
Europe	2,398	1,960	1,468	1,921	2,512	2,307	1,846	2,333	21%	17%
Asia - excluding Malaysia & Sri Lanka	418	436	433	386	472	373	398	385	-	(2)%
Other business3	13	17	49	13	4	3	21	30	131%	131%
Total life and pensions sales - excluding Malaysia & Sri Lanka	5,458	5,513	4,692	4,891	5,441	4,896	4,594	5,601	15%	13%
Malaysia & Sri Lanka	24	35	21	12	16	-	-	-	(100)%	(100)%
Total life and pensions sales	5,482	5,548	4,713	4,903	5,457	4,896	4,594	5,601	14%	12%
Investment sales4	949	985	1,466	1,186	1,134	1,364	1,220	1,157	(2)%	(4)%
Total long-term savings sales	6,431	6,533	6,179	6,089	6,591	6,260	5,814	6,758	11%	9%

1    Following the announced disposal of US Life in Q4 2012, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

2    Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

3 Other business represents the results of Aviva Investors Pooled Pensions.
4 Investment sales are calculated as new single premium plus the annualised value of new regular premiums.

E5 - Trend analysis of PVNBP by product (continuing operations1) - cumulative

										Growth on 4Q12 YTD
Present value of new business premiums2	1Q12 YTD £m	2Q12 YTD £m	3Q12 YTD £m	4Q12 YTD £m	1Q13 YTD £m	2Q13 YTD £m	3Q13 YTD £m	4Q13 YTD £m	Sterling %	Local currency %
Life and pensions business
Pensions	1,251	2,762	3,963	5,158	1,322	2,479	3,818	5,476	6%	6%
Annuities	662	1,555	2,459	3,211	630	1,217	1,664	2,327	(28)%	(28)%
Bonds	128	253	322	379	33	59	97	183	(52)%	(52)%
Protection	300	608	920	1,228	253	504	781	992	(19)%	(19)%
Equity release	89	209	338	434	98	182	297	401	(8)%	(8)%
United Kingdom	2,430	5,387	8,002	10,410	2,336	4,441	6,657	9,379	(10)%	(10)%
Ireland	199	342	469	632	117	225	338	469	(26)%	(29)%
United Kingdom & Ireland	2,629	5,729	8,471	11,042	2,453	4,666	6,995	9,848	(11)%	(11)%
Savings	1,038	1,842	2,541	3,462	1,169	2,235	3,206	4,284	24%	19%
Protection	54	102	130	176	76	138	176	225	28%	23%
France	1,092	1,944	2,671	3,638	1,245	2,373	3,382	4,509	24%	19%
Pensions	180	311	430	672	246	409	577	907	35%	34%
Savings	994	1,836	2,337	2,888	882	1,770	2,353	3,124	8%	4%
Annuities	11	18	25	39	11	17	20	29	(26)%	(29)%
Protection	121	249	363	510	128	250	333	429	(16)%	(18)%
Poland, Italy, Spain and Other	1,306	2,414	3,155	4,109	1,267	2,446	3,283	4,489	9%	6%
Europe	2,398	4,358	5,826	7,747	2,512	4,819	6,665	8,998	16%	12%
Asia - excluding Malaysia & Sri Lanka	418	854	1,287	1,673	472	845	1,243	1,628	(3)%	(4)%
Other business3	13	30	79	92	4	7	28	58	(37)%	(37)%
Total life and pensions sales - excluding Malaysia & Sri Lanka	5,458	10,971	15,663	20,554	5,441	10,337	14,931	20,532	-	(2)%
Malaysia & Sri Lanka	24	59	80	92	16	16	16	16	(83)%	(82)%
Total life and pensions sales	5,482	11,030	15,743	20,646	5,457	10,353	14,947	20,548	-	(2)%

1    Following the announced disposal of US Life in Q4 2012, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

2    Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

3 Other business represents the results of Aviva Investors Pooled Pensions.

E6 - Trend analysis of PVNBP by product (continuing operations1) - discrete

										Growth on 4Q12
Present value of new business premiums2	1Q12 Discrete £m	2Q12 Discrete £m	3Q12 Discrete £m	4Q12 Discrete £m	1Q13 Discrete £m	2Q13 Discrete £m	3Q13 Discrete £m	4Q13 Discrete £m	Sterling %	Local currency %
Life and pensions business
Pensions	1,251	1,511	1,201	1,195	1,322	1,157	1,339	1,658	39%	39%
Annuities	662	893	904	752	630	587	447	663	(12)%	(12)%
Bonds	128	125	69	57	33	26	38	86	51%	51%
Protection	300	308	312	308	253	251	277	211	(31)%	(31)%
Equity release	89	120	129	96	98	84	115	104	8%	8%
United Kingdom	2,430	2,957	2,615	2,408	2,336	2,105	2,216	2,722	13%	13%
Ireland	199	143	127	163	117	108	113	131	(20)%	(23)%
United Kingdom & Ireland	2,629	3,100	2,742	2,571	2,453	2,213	2,329	2,853	11%	11%
Savings	1,038	804	699	921	1,169	1,066	971	1,078	17%	12%
Protection	54	48	28	46	76	62	38	49	7%	2%
France	1,092	852	727	967	1,245	1,128	1,009	1,127	17%	12%
Pensions	180	131	119	242	246	163	168	330	36%	35%
Savings	994	842	501	551	882	888	583	771	40%	34%
Annuities	11	7	7	14	11	6	3	9	(36)%	(38)%
Protection	121	128	114	147	128	122	83	96	(35)%	(36)%
Poland, Italy, Spain and Other	1,306	1,108	741	954	1,267	1,179	837	1,206	26%	23%
Europe	2,398	1,960	1,468	1,921	2,512	2,307	1,846	2,333	21%	17%
Asia - excluding Malaysia & Sri Lanka	418	436	433	386	472	373	398	385	-	(2)%
Other business3	13	17	49	13	4	3	21	30	131%	131%
Total life and pensions sales - excluding Malaysia & Sri Lanka	5,458	5,513	4,692	4,891	5,441	4,896	4,594	5,601	15%	13%
Malaysia & Sri Lanka	24	35	21	12	16	-	-	-	(100)%	(100)%
Total life and pensions sales	5,482	5,548	4,713	4,903	5,457	4,896	4,594	5,601	14%	12%

1    Following the announced disposal of US Life in Q4 2012, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

2    Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

3 Other business represents the results of Aviva Investors Pooled Pensions.

E7 - Trend analysis of investment sales - cumulative

										Growth on 4Q12 YTD
Investment sales1	1Q12 YTD £m	2Q12 YTD £m	3Q12 YTD £m	4Q12 YTD £m	1Q13 YTD £m	2Q13 YTD £m	3Q13 YTD £m	4Q13 YTD £m	Sterling %	Local currency %
United Kingdom & Ireland	432	823	1,269	1,730	305	841	1,494	2,040	18%	18%
Aviva Investors	479	1,043	2,038	2,727	787	1,563	2,100	2,683	(2)%	(5)%
Asia	38	68	93	129	42	94	124	152	18%	17%
Total investment sales	949	1,934	3,400	4,586	1,134	2,498	3,718	4,875	6%	4%

1 Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.

E8 - Trend analysis of investment sales - discrete

										Growth on 4Q12
Investment sales1	1Q12 Discrete £m	2Q12 Discrete £m	3Q12 Discrete £m	4Q12 Discrete £m	1Q13 Discrete £m	2Q13 Discrete £m	3Q13 Discrete £m	4Q13 Discrete £m	Sterling %	Local currency %
United Kingdom & Ireland	432	391	446	461	305	536	653	546	18%	18%
Aviva Investors	479	564	995	689	787	776	537	583	(15)%	(18)%
Asia	38	30	25	36	42	52	30	28	(22)%	(23)%
Total investment sales	949	985	1,466	1,186	1,134	1,364	1,220	1,157	(2)%	(4)%

1 Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.

E9 - Geographical analysis of regular and single premiums - life and pensions sales

							Regular premiums			Single premiums
	2013 £m	Local currency growth	WACF	Present value £m	2012 £m	WACF	Present value £m	2013 £m	2012 £m	Local currency growth
United Kingdom	783	2%	5.0	3,921	771	4.9	3,793	5,458	6,617	(18)%
Ireland	26	(24)%	4.4	114	33	3.8	127	355	505	(33)%
United Kingdom & Ireland	809	-	5.0	4,035	804	4.9	3,920	5,813	7,122	(19)%
France	89	16%	8.1	723	74	7.9	584	3,786	3,054	19%
Poland	38	3%	9.0	341	36	7.3	261	145	112	25%
Italy	51	(9)%	5.5	280	54	5.9	317	1,955	1,654	13%
Spain	52	(26)%	5.6	290	67	5.6	375	934	920	(3)%
Turkey	99	68%	4.7	467	62	3.9	242	57	70	(15)%
Other Europe	4	(83)%	1.5	6	24	4.6	110	14	48	(70)%
Europe	333	3%	6.3	2,107	317	6.0	1,889	6,891	5,858	13%
Asia - excluding Malaysia & Sri Lanka	284	6%	5.4	1,528	262	5.4	1,415	100	258	(62)%
Other	-	-	-	-	-	-	-	58	92	(37)%
Total life and pensions sales - excluding Malaysia & Sri Lanka	1,426	2%	5.4	7,670	1,383	5.2	7,224	12,862	13,330	(5)%
Malaysia & Sri Lanka	2	(90)%	4.0	8	20	3.4	67	8	25	(68)%
Total life and pensions sales	1,428	1%	5.4	7,678	1,403	5.2	7,291	12,870	13,355	(6)%

E10 - Geographical analysis of regular and single premiums - investment sales

			Regular			Single	PVNBP
Investment sales1	2013 £m	2012 £m	Local currency growth	2013 £m	2012 £m	Local currency growth	Local currency growth
United Kingdom & Ireland	18	9	100%	2,022	1,721	17%	18%
Aviva Investors	5	5	-	2,678	2,722	(5)%	(5)%
Asia	-	-	-	152	129	17%	17%
Total investment sales	23	14	64%	4,852	4,572	4%	4%

1 Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.

E11 - Trend analysis of general insurance and health net written premiums - cumulative

										Growth on 4Q12 YTD
	1Q12 YTD £m	2Q12 YTD £m	3Q12 YTD £m	4Q12 YTD £m	1Q13 YTD £m	2Q13 YTD £m	3Q13 YTD £m	4Q13 YTD £m	Sterling %	Local currency %
General insurance
United Kingdom	974	2,087	3,091	4,062	923	1,963	2,904	3,823	(6)%	(6)%
Ireland	82	174	252	326	71	146	215	278	(15)%	(18)%
United Kingdom & Ireland	1,056	2,261	3,343	4,388	994	2,109	3,119	4,101	(7)%	(7)%
Europe	410	726	982	1,295	435	764	1,033	1,360	5%	1%
Canada	454	1,081	1,635	2,176	470	1,126	1,718	2,250	3%	5%
Asia	6	11	17	22	3	7	11	14	(36)%	(37)%
Other	40	51	53	67	20	20	21	33	(51)%	(51)%
	1,966	4,130	6,030	7,948	1,922	4,026	5,902	7,758	(2)%	(3)%
Health insurance
United Kingdom	120	255	389	528	138	289	383	536	2%	2%
Ireland	40	57	76	102	36	52	71	99	(3)%	(7)%
United Kingdom & Ireland	160	312	465	630	174	341	454	635	1%	-
Europe	83	123	161	218	89	135	179	241	11%	6%
Asia	27	50	79	98	35	47	69	86	(12)%	(11)%
	270	485	705	946	298	523	702	962	2%	-
Total	2,236	4,615	6,735	8,894	2,220	4,549	6,604	8,720	(2)%	(2)%

E12 - Trend analysis of general insurance and health net written premiums - discrete

										Growth on 4Q12
	1Q12 Discrete £m	2Q12 Discrete £m	3Q12 Discrete £m	4Q12 Discrete £m	1Q13 Discrete £m	2Q13 Discrete £m	3Q13 Discrete £m	4Q13 Discrete £m	Sterling %	Local currency %
General insurance
United Kingdom	974	1,113	1,004	971	923	1,040	941	919	(5)%	(5)%
Ireland	82	92	78	74	71	75	69	63	(15)%	(18)%
United Kingdom & Ireland	1,056	1,205	1,082	1,045	994	1,115	1,010	982	(6)%	(6)%
Europe	410	316	256	313	435	329	269	327	4%	1%
Canada	454	627	554	541	470	656	592	532	(2)%	-
Asia	6	5	6	5	3	4	4	3	(40)%	(40)%
Other	40	11	2	14	20	-	1	12	(14)%	(14)%
	1,966	2,164	1,900	1,918	1,922	2,104	1,876	1,856	(3)%	(3)%
Health insurance
United Kingdom	120	135	134	139	138	151	94	153	10%	10%
Ireland	40	17	19	26	36	16	19	28	8%	3%
United Kingdom & Ireland	160	152	153	165	174	167	113	181	10%	9%
Europe	83	40	38	57	89	46	44	62	9%	4%
Asia	27	23	29	19	35	12	22	17	(11)%	(10)%
	270	215	220	241	298	225	179	260	8%	6%
Total	2,236	2,379	2,120	2,159	2,220	2,329	2,055	2,116	(2)%	(2)%

End of Part 4 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 06 March, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary